82-5089

ZURICH
FINANCIAL SERVICES

RECEIVED
2004 AUG 23 A 9:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Registered Mail / Air Mail

Company Announcements Office
25 The North Colonnade
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E14 5HS

04036385

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Your reference

Our reference

Date August 19, 2004


Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 1 625 25 57
Dir. fax +41 1 625 34 97
monica.maechler
@zurich.com


Dear Sir or Madam

Following our Press Release and the Statement of the Half Year Results 2004 of this morning, please find attached two copies of the following documents: Group Financial Review and Segmental Financial Analysis, Consolidated Financial Statements, Financial Highlights, Financial Supplements Q2 2004 and the Analysts and Media presentations. These documents have been published this morning on the Web site of the Zurich Financial Services Group (www.zurich.com).

May we kindly ask you to acknowledge receipt of the attached documents by e-mail to raffaella.russi@zurich.com.

Yours sincerely,
Zurich Financial Services

Monica Mächler-Erne
General Counsel and Company Secretary

Raffaella Russi
Corporate Legal Advisor

Encl. mentioned

PROCESSED
AUG 23 2004

8/23

*Media Release*



ZURICH
FINANCIAL SERVICES

# Zurich Financial Services reports 93% increase in net income to USD 1,448 million in the first half of 2004

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

- **Net income of USD 1,448 million in the first half of 2004 compared with USD 752 million in the same period of 2003, up 93% and generating an annualized return on equity (ROE) of 16.8%. Earnings per share (diluted) of CHF 12.67, an increase of 78%**
- **Business operating profit (BOP) of USD 1,948 million, up 47% from 2003; annualized BOP ROE after tax of 15.1%**
- **Gross written premiums in General Insurance of USD 20,557 million, up 6% from 2003; the combined ratio improved by 2.1 percentage points from 98.8% to 96.7%**
- **Gross written premiums and policy fees in Life Insurance decreased by 10% to USD 5,676 million in line with measures to reduce the Group's exposure to underperforming businesses, while new business profit margin improved by 1.5 percentage points to 9.7%**
- **Net income at Farmers Management Services of USD 344 million, up 10% from 2003; BOP of USD 539 million, up 5%**

Zurich, August 19, 2004 – Zurich Financial Services Group (Zurich) reported a near doubling of net income to USD 1,448 million in the first half of 2004. The annualized return on equity (ROE) was 16.8% compared with 12.1% for the full year 2003. Zurich's strong performance was supported by a significant improvement in the General Insurance underwriting result. The Group's high-quality portfolio benefited from low claim frequencies, absence of large catastrophes, and the strong rate increases achieved in prior years. The Life Insurance segment showed further progress on its path to recovery as a result of focusing on more profitable businesses, expense reductions, and the better alignment of

ZURICH
FINANCIAL SERVICES

products and services with current investment yields. The Group net investment result rose by 20% to USD 3,859 million.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: "Zurich's recovery continues. Success is coming from the sharp focus on core businesses, financial discipline and sound underwriting. While the Group exceeded its targeted return on equity, it also further strengthened its balance sheet. Zurich is positioned to leverage its global capacity in order to continue to benefit from attractive markets."

He continued: "The markets we are operating in continue to be fragile. We knew that the benign environment we have seen in the last 18 months, which was characterized by the absence of large catastrophes and low claim frequencies, would not continue forever. Now hurricane Charley has reminded us of this point rather painfully. We reckon with losses of about USD 150 million net of reinsurance."

He concluded: "The constant monitoring of external developments ensures that we can continue to take actions to further strengthen our balance sheet when necessary. Our commitment to operational and financial discipline is unwavering. We are not prepared to chase prices down below a technically sound level. On the contrary, we will consistently aim for underwriting profitability over growth."

ZURICH
FINANCIAL SERVICES

**Performance highlights**

*Comparisons refer to the first half of 2003 (restated) unless noted otherwise. Interim results are not necessarily indicative of full year results.*

***General Insurance.*** The performance in General Insurance is underscored by the more than threefold increase in the net underwriting result from USD 158 million to USD 487 million and the improvement in net income to USD 981 million, an increase of 25%. The segment's business operating profit rose by 37% to USD 1,302 million. Gross written premiums and policy fees grew to USD 20.6 billion, an increase of 6% (1% in local currency). Growth was driven by a mixture of rate and volume increases as well as favorable exchange rate movements. Excluding divestments and foreign exchange impacts, premium growth was approximately 2%, while net earned premiums, benefiting from the strong rate increases in prior years, rose by 12% (6% in local currency) to USD 14.6 billion. Disciplined underwriting and the geographically well-balanced portfolio contributed to the sizeable 2.1 percentage point improvement in the combined ratio from 98.8% to 96.7%. Net reserves for losses and loss adjustment expenses increased 4.1% to USD 38.5 billion, with prior year reserve strengthening amounting to USD 656 million. As a result of the Group's focus on operational efficiency the expense ratio remained constant at 24.6%.

***Life Insurance.*** The Life Insurance segment continued to deal with challenges on its path to recovery. The new business profit margin rose from 8.2% to 9.7%, an improvement of 1.5 percentage points, while embedded value operating profit, after tax, was USD 553 million, corresponding to a 5.2% operating return on embedded value. The Group's commitment to cost-efficient delivery resulted in a reduction of administrative expenses. Net income was USD 393 million, an increase of 3%, while gross written

premiums and policy fees declined by 10% (18% in local currencies) to USD 5,676 million. This decrease is primarily due to the sale or exclusion of underperforming operations. Business operating profit was USD 453 million, a decrease of 2%.

***Farmers Management Services.*** The segment's net income was USD 344 million, an increase of 10%, while business operating profit rose by 5% to USD 539 million. These improvements were the result of higher premiums at the Farmers P&C Group Companies, which Zurich manages, but does not own. In the first six months, the surplus of the Farmers P&C Group Companies grew by USD 231 million to USD 3.9 billion.

***Group investments.*** The Group net investment result (net investment income and net capital gains and losses on investments) rose by 20% to USD 3.9 billion. Net capital gains were USD 252 million, following losses of USD 398 million in the first half of 2003. The positive swing in net capital gains and losses reflects the improvement in global equity markets as well as favorable foreign exchange movements.

***Shareholders' equity.*** The Group's equity rose USD 113 million from USD 18.9 billion at the end of 2003 to USD 19.0 billion reflecting the benefit of strong net income, which was offset primarily by a USD 758 million reduction in net unrealized gains on investments and the USD 288 million in nominal value reduction of common stock in lieu of a dividend payment. Shareholders' equity at December 31, 2003 was restated by USD 450 million in accordance with a new accounting standard.

ZURICH
FINANCIAL SERVICES

**Note to editors:**

There will be a media conference at 10 a.m. CET at the Zurich Development Center, Keltenstrasse 48, Zurich.

The presentation to analysts and investors will be webcast on our website www.zurich.com live from 1 p.m. CET followed by a webcast playback available after 5 p.m. CET.

Presentations for analysts and media, as well as supplemental information including information on the Business Divisions, will be available on our website www.zurich.com. Please click on the "Media View" button on the bottom right corner of our homepage.

**Zurich Financial Services** is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs approximately 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

## Financial highlights

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2004 and 2003 and the financial positions as of June 30, 2004 and December 31, 2003. The 2003 amounts have been restated following the adoption of new accounting standards in 2003 and 2004. Certain prior year balances have also been reclassified to conform to the 2004 presentation.

**Consolidated operating statements**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **26,412** | 25,971 | 2% |
| Net investment result | **5,533** | 5,455 | 1% |
| Business operating profit | **1,948** | 1,326 | 47% |
| Net income | **1,448** | 752 | 93% |

**Consolidated balance sheets**

| in USD millions, as of | June 30, 2004 | Dec. 31, 2003 | Change |
|---|---|---|---|
| Total investments | **226,229** | 225,747 | - |
| Insurance reserves, gross | **224,795** | 223,418 | 1% |
| Senior and subordinated debt | **4,726** | 4,775 | (1%) |
| Total shareholders' equity | **19,047** | 18,934 | 1% |

**General Insurance key performance indicators**

| for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Business operating profit (in USD millions) | **1,302** | 953 | 37% |
| Combined ratio | **96.7%** | 98.8% | 2.1pts |

**Life Insurance key performance indicators**

| for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Business operating profit (in USD millions) | **453** | 463 | (2%) |
| New business profit margin (in % of APE) | **9.7%** | 8.2% | 1.5 pts |
| Embedded value operating return, after tax | **5.2%** | 5.8% | (0.6 pts) |

**Return on common stockholders' equity**

| for the periods ended | June 30, 2004 | Dec. 31, 2003 | Change |
|---|---|---|---|
| Return on equity, annualized | **16.8%** | 12.1% | 4.7 pts |
| Business operating profit (after tax) return on equity, annualized | **15.1%** | 9.8% | 5.3 pts |

**Per share data**

| for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Diluted earnings per share (in CHF) | **12.67** | 7.12 | 78% |

ZURICH
FINANCIAL SERVICES

**Disclaimer and cautionary statement**

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.
Persons requiring advice should consult an independent adviser.

# Half Year Results Reporting 2004
# Group Financial Review



## Group Highlights

Zurich Financial Services Group (the Group) earned net income of USD 1,448 million for the first half of 2004 compared with net income of USD 752 million in the same period in 2003. Business operating profit increased by 47% over the first half of 2003 to USD 1,948 million for the same period in 2004.

Diluted earnings per share rose 78% to CHF 12.67, compared with CHF 7.12 in the first half of 2003. For the first half year 2004, the return on equity based on net income was 16.8% (annualized), an increase of 4.7 percentage points over the full year return 2003. Our after-tax business operating profit return on equity was 15.1% (annualized), an increase of 5.3 percentage points over the 2003 full year return.

The result for the first half year of 2004 shows a solid underlying trend of improving profitability arising from our sound underwriting and claims management supported by firm prices in key markets as well as the positive impact of our measures to further strengthen performance in the Life Insurance segment.

Results for the first half of 2004 are compared with the results of the first half of 2003, restated for the implementation of new accounting standards, details of which are set out in the final section and in the Investment Performance section of this Group Financial Review.

Interim results are not necessarily indicative of the full year results.

**Performance highlights**
in USD millions, for the six months ended June 30

| | 2004 | 2003[1] | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **26,412** | 25,971 | 2% |
| Net investment income | **4,442** | 4,277 | 4% |
| Net capital gains on investments and impairments | **1,091** | 1,178 | (7%) |
| Business operating profit | **1,948** | 1,326 | 47% |
| Net income | **1,448** | 752 | 93% |
| General insurance combined ratio | **96.7%** | 98.8% | 2.1 pts |
| Life new business profit margin (in % of APE) | **9.7%** | 8.2% | 1.5 pts |
| Return on equity, annualized[2] | **16.8%** | 12.1% | 4.7 pts |
| Business operating profit (after tax) return on equity, annualized[2] | **15.1%** | 9.8% | 5.3 pts |
| Diluted earnings per share (in CHF) | **12.67** | 7.12 | 78% |

[1] Restated as discussed in note 3 of the Consolidated Financial Statements.
[2] *2003 return is for the year ended December 31, 2003; 2004 return is annualized based on the six months ended June 30, 2004.*

## Performance Overview

**Gross written premiums** of USD 26.4 billion in the first half of 2004 increased by 2%. In the General Insurance segment growth was 1% in local currency. In the Life Insurance segment premiums remained flat after eliminating the effects of the redesign of the group pension business model in Switzerland, the sale of certain life operations and movements in foreign exchange.

**Business operating profit** *increased by USD 622 million, or 47%, over the first half of 2003 to USD 1.9 billion* in 2004 with improved contributions from each of our core businesses. Further details on the results of our business segments are provided in our Segmental Financial Analysis.

- The effect of rate increases in previous periods earned as revenue in the current period together with the strong underwriting performance have contributed to the improvement in our **General Insurance** result. The net underwriting result in 2004 increased more than threefold to USD 487 million from USD 158 million in the first half of 2003. This progress is reflected in the 2.1 percentage point improvement in our combined ratio to 96.7% in 2004 compared with 98.8% in the first half of 2003.
- Our **Life Insurance** segment continued to focus on writing profitable new business as demonstrated by the 1.5 percentage point increase in the new business profit margin to 9.7%. Business operating profit decreased by USD 10 million to USD 453 million mainly as a result of the divestment of underperforming operations in 2003.
- **Farmers Management Services** has continued to provide consistent profit to the Group with a 5% increase in business operating profit from USD 513 million in the first half of 2003 to USD 539 million in 2004 due to higher management fee income driven by increased premiums at the Farmers P&C Group Companies.
- **Other Businesses** improved its business operating profit from a loss of USD 330 million in the first half of 2003 to a loss of USD 69 million in 2004 due to the improved results in our Centre operations and Zurich Capital Markets (ZCM).
- **Net investment income** of USD 4.4 billion consisted of income from Group investments of USD 3.6 billion *and from investments for unit-linked products of USD 835 million which was allocated to policyholders.*
- The after-tax business **operating profit return** on equity improved by 5.3 percentage points to 15.1% (annualized) in the first half of 2004 compared with the return of 9.8% for the full year of 2003.

**Net income** improved by USD 696 million, or 93%, to USD 1,448 million in the first half of 2004 compared to a net income of USD 752 million in the same period in 2003. In addition to the factors mentioned above net income was impacted by the following.

- **Net capital gains on investments and impairments** decreased by USD 87 million to a gain of USD 1.1 billion in the first half of 2004. A decline of USD 737 million relating to investments for unit-linked products was partially offset by an improvement of USD 650 million on Group investments.
- The underlying **investment return** on our Group investments in the first half of 2004 was 1.7%. The investment result is analyzed in the Investment Performance section.

Our **return on equity** has improved by 4.7 percentage points to 16.8% (annualized) for the first half of 2004 compared with the 2003 full year return.

**Diluted earnings per share** reflecting the increase in the net income improved by 78% to CHF 12.67 in the first half of 2004 compared with CHF 7.12 for the same period in 2003.

**Balance sheet highlights**

| in USD millions, as of | June 30, 2004 | December 31, 2003[1] | Change |
|---|---|---|---|
| Group investments | **173,850** | 175,967 | (1%) |
| Investments for unit-linked products | **52,379** | 49,780 | 5% |
| Total investments | **226,229** | 225,747 | – |
| Insurance reserves, gross excluding unit-linked products | **171,120** | 172,230 | (1%) |
| Reserves for unit-linked products | **53,675** | 51,188 | 5% |
| Insurance reserves, gross | **224,795** | 223,418 | 1% |
| Total financial debt and shareholders' equity | **23,773** | 23,709 | – |

[1] Restated as discussed in note 3 of the Consolidated Financial Statements.

- **Group investments** decreased by USD 2.1 billion which resulted from the sale of certain operations in 2004, the redesign of the group pension business model in Switzerland, unfavorable foreign exchange movements and the restructuring of Zurich Capital Markets, and which were partially offset by positive operating cash flow.
- **Gross insurance reserves** of the General Insurance segment increased by USD 3.9 billion following growth in net written premiums and reserve strengthening partially offset by the sale of operations in 2004. Gross insurance reserves excluding unit-linked products of the Life Insurance segment decreased by USD 4.0 billion reflecting the redesign of the group pension business model in Switzerland as well as divestments of businesses in the first half of 2004.
- **Shareholders' equity** increased by USD 113 million from USD 18.9 billion as of December 31, 2003 to USD 19.0 billion as of June 30, 2004. The increase from our net income, after tax, of USD 1,448 million in the first half year of 2004 was mostly offset by the arising impact of higher interest rates during the second quarter of 2004 resulting in a reduced value of net unrealized gains on investments, the nominal value reduction of common stock and the introduction of the legislation for the mandatory participation in profits for policyholders in Switzerland ("legal quote legislation").

## Measuring Performance

We manage our business units on their underlying operations using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the fundamental insurance performance.

Business operating profit reflects adjustments for taxes, net capital gains on investments and impairments (except for the capital markets and banking operations included in our Other Businesses segment), policyholders' share of investment results for the life business, non-operational foreign exchange gains and losses, and significant items arising from special circumstances including gains and losses on divestments of businesses. Non-operational foreign currency gains and losses arise from intercompany foreign currency hedging and the corporate financing of subsidiaries. They are not a reflection of local operating activities and are, therefore, not included in the calculation of business operating profit. Business operating profit is not a substitute for net income as determined in accordance with International Financial Reporting Standards (IFRS).

**Reconciliation of net income to business operating profit**

| in USD millions, for the six months ended June 30 | **2004** | 2003 |
|---|---|---|
| Net income | **1,448** | 752 |
| *Adjusted for:* | | |
| Net capital (gains) on investments and impairments, excluding capital markets and banking activities | **(1,010)** | (1,060) |
| Policyholder allocation of net realized capital gains, including unit-linked products | **776** | 1,010 |
| Tax expense, adjusting for life policyholder tax | **730** | 648 |
| Net (gain)/loss on divestments of businesses | **14** | (1) |
| Other | **(10)** | (23) |
| **Business operating profit** | **1,948** | 1,326 |

**Business operating profit and net income by segment**[1]

| in USD millions, for the six months ended June 30 | Business operating profit | | Net income/(loss) | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| General Insurance | **1,302** | 953 | **981** | 782 |
| Life Insurance | **453** | 463 | **393** | 382 |
| Farmers Management Services | **539** | 513 | **344** | 313 |
| Other Businesses | **(69)** | (330) | **(89)** | (237) |
| Corporate Center | **(277)** | (273) | **(181)** | (488) |
| **Total** | **1,948** | 1,326 | **1,448** | 752 |

[1] Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

In addition to business operating profit, we use embedded value to measure and manage our Life Insurance operations on a stand-alone basis. Embedded value is discussed in more detail in the Life Insurance section of the Segmental Financial Analysis.

## Key Performance Indicators

**Return on equity**

Our stated goal in the medium term is to achieve a blended return on equity of 12% on an after-tax business operating profit basis. A higher return on equity in one segment can compensate for lower returns in others allowing the Group to meet the stated 12% overall target rate. Returns on equity generated by the General Insurance, Life Insurance and Farmers Management Services segments must also compensate for certain headquarters expenses, debt expenses and any operating losses from other operations.

For the half year 2004, our **return on equity,** based on an after-tax business operating profit, was 15.1% (annualized), an increase of 5.3 percentage points over the 2003 full year return. The return on equity, based on net income, was 16.8% (annualized), an increase of 4.7 percentage points over the full year of 2003.

### General Insurance

We consider combined ratio and business operating profit to be the key performance indicators for our General Insurance operations.

The **combined ratio** in our General Insurance segment continued to benefit from better claims and expense management, the absence of large catastrophes as well as sound pricing conditions in our key markets. The combined ratio improved by 2.1 percentage points to 96.7% over the first half of 2003. Net underwriting result increased more than threefold to USD 487 million for 2004 from USD 158 million in the first half of 2003.

**General Insurance – combined ratio by region**

for the six months ended June 30, 2003 and 2004


2004
2003
Total
96.7%
98.8%
North America Corporate
97.9%
96.3%
North America Consumer
97.0%
98.5%
Continental Europe
96.0%
99.0%
UKISA
95.8%
97.3%
Rest of the World
94.2%
94.9%
93%
94%
95%
96%
97%
98%
99%

**Business operating profit** in our General Insurance segment has also benefited from the same conditions affecting the combined ratio and increased by USD 349 million to USD 1.3 billion in 2004. All regions improved business operating profit compared with the prior year, except for North America General Insurance where we recorded reserve strengthening for prior year development of USD 582 million.

**General Insurance – business operating profit by region**

in USD millions, for the six months ended June 30, 2003 and 2004


2004
2003
North America Corporate
405
468
North America Consumer
92
57
Continental Europe
412
289
UKISA
322
224
Rest of the World
85
68
Centrally Managed Businesses
(14)
(153)
(160)
(120)
(80)
(40)
0
40
80
120
160
200
240
280
320
360
400
440
480

### Life Insurance

We consider new business profit margin, embedded value after-tax operating return, and business operating profit are the key performance indicators for our Life Insurance operations.

**New business profit margin** increased by 1.5 percentage points to 9.7% compared with half year 2003. This development also represented an increase of 0.7 percentage points over the full year 2003 margin of 9.0%. The 1.5 percentage points increase was a result of the USD 104 million contribution of new business to after-tax embedded value operating profit, a growth of 16% over the comparable period in 2003.

**Life Insurance – new business profit margin by region**

for the six months ended June 30, 2003 and 2004


2004
2003
Total
9.7%
8.2%
North America Consumer
56.9%
27.5%
Continental Europe
9.5%
5.5%
UKISA
7.0%
7.4%
Rest of the World
(1.0%)
1.9%
(10%)
0%
10%
20%
30%
40%
50%
60%

**Operating return on embedded value** was 5.2% for the first half of 2004, which was 0.6 percentage points below last year. The embedded value operating profit, after tax, was USD 553 million for the six months ended June 30, 2004 compared with USD 583 million in 2003.

**Life Insurance – embedded value operating return, after tax**

for the six months ended June 30, 2003 and 2004


2004
2003
Total
5.2%
5.8%
North America Consumer
5.5%
5.8%
Continental Europe
6.6%
9.7%
UKISA
4.6%
4.1%
Rest of the World
4.6%
5.3%
0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
10%

**Business operating profit** for our Life Insurance segment has decreased by 2% to USD 453 million in the first half of 2004 with improvements in Continental Europe, UKISA, Rest of the World offset by a reduction in North America Consumer related to the divestment of life businesses sold in the second half of 2003.

**Life Insurance – business operating profit by region**

in USD millions, for the six months ended June 30, 2003 and 2004


2004
2003
North America Consumer
119
174
Continental Europe
164
134
UKISA
162
148
Rest of the World
18
7
Centrally Managed Businesses[1]
(10)
(20)
0
20
40
60
80
100
120
140
160
180

[1] This region reported for the first time in the fourth quarter of 2003.

## Divestments

In the first half of 2004, we have continued to divest and reposition non-core activities to provide capital to core businesses. The following significant divestments were completed during the half year:

- On June 30, we completed the sale of 100% of the share capital of Zurich Insurance (Singapore) Pte. Ltd. to QBE Insurance (International) Limited.
- On June 14, we completed the sale of our 100% interest in Zürich Krankenversicherung AG (Deutschland) and of the Group's investment in GLOBALE Krankenversicherungs-AG to DKV Deutsche Krankenversicherung AG.
- On May 31, the sale of the insurance portfolio of our subsidiary Zurich Life Philippines, Inc. to The Manufacturers Life Insurance Company (Phils.), Inc. was completed.
- On March 10, a consortium of management and investors in Australia bought our share of the salary packaging administration and novated fleet management subsidiary, McMillan Shakespeare Australia Pty Limited in Australia.
- On February 12, we completed the sale of all of our life insurance operations, our workers compensation portfolio and our general insurance operations in the consumer and small commercial segment in Belgium to P&V Assurances.
- In 2003, the Group signed a framework agreement with BNP Paribas for the transfer of certain derivatives transactions and credit facilities and related assets of Zurich Capital Markets to BNP Paribas. A portion of these transfers was completed as of December 31, 2003, and the remaining portion is ongoing and expected to be completed in 2004.

The aggregate net loss on divestments before tax was USD 14 million for the first half year of 2004 whereas a net gain of USD 1 million was recorded for the first six months in 2003. The total cash consideration received was respectively USD 1.7 billion and USD 146 million for the six months ended June 30, 2004 and 2003.

## Foreign Currency Impact

Movements in foreign currency have a significant impact on our financial results. The table below shows the key financial highlights for the half year ended June 30, 2004 translated at the same average foreign currency exchange rates as for the six months ended June 30, 2003 to eliminate the foreign currency impact when compared to the prior period. Details of the principal exchange rates are set out in note 2 of the Consolidated Financial Statements.

**Foreign currency impact on key financial highlights – General Insurance**
Variance over the prior period, for the six months ended June 30, 2004

| | % change in local currency | FX impact | % change in USD |
|---|---|---|---|
| Gross written premiums and policy fees | 1% | 5% | 6% |
| Net investment income | 10% | 7% | 17% |
| Net capital gains/(losses) on investments and impairments | (51%) | – | (51%) |
| Insurance benefits and losses | 3% | 5% | 8% |

**Foreign currency impact on key financial highlights – Life Insurance**
Variance over the prior period, for the six months ended June 30, 2004

| | % change in local currency | FX impact | % change in USD |
|---|---|---|---|
| Gross written premiums, policy fees and insurance deposits | (11%) | 9% | (2%) |
| Insurance deposits | – | 10% | 10% |
| Gross written premiums and policy fees | (18%) | 8% | (10%) |
| Net investment income | (8%) | 9% | 1% |
| Net capital gains/(losses) on investments and impairments | (19%) | 10% | (9%) |
| Insurance benefits and losses | (22%) | 7% | (15%) |

## Premium Volume and Management Fees

- Overall **gross written premiums and policy fees** rose 2% (–4% in local currency) over the first six months of 2003 reaching USD 26.4 billion. After taking into account the special factors explained below, premium growth on a comparable basis was 1%.
- **General Insurance** experienced growth in **gross written premiums and policy fees** of 6% (1% in local currency) to USD 20.6 billion in the first half of 2004. After adjusting for divestments of businesses and foreign exchange effects the growth was 2%. The modest growth was primarily due to rate increases in key markets. We have experienced some reductions in volumes in lines of business that are particularly price sensitive.
- Gross written premiums and policy fees in our **Life Insurance** segment decreased by 10% (–18% in local currency) to USD 5.7 billion in the first half of 2004 mainly resulting from the sale of life operations in the second half of 2003, particularly Zurich Life US, Zurich Life UK and certain other European operations, and the redesign of the group pension business model in Switzerland which has been partially transferred to an external foundation. Excluding these factors as well as foreign exchange movements, premiums remained flat.
- Overall **net earned premiums and policy fees** increased 4% (–2% in local currency) over the first six months of 2003, to USD 20.6 billion driven by the effect of rate increases in previous periods now being earned as revenue partially offset by the decrease in life premiums. After taking into account the same factors as discussed above, net earned premiums in our General Insurance segment increased by 7% whereas a decrease of 4% was recorded in our Life Insurance segment.
- In the first six months of 2004, our **Farmers Management Services** segment earned USD 980 million in management fees and other related revenue, an increase of 5% over the prior year. This increase arose from higher premiums at the Farmers P&C Group Companies, which Zurich manages, but does not own, primarily in the Farmers Specialty, Commercial and Fire lines of business.

## Investment Performance

Total investments include Group investments where the Group bears all or part of the investment risk and investments for unit-linked products as shown in the consolidated balance sheets where policyholders bear the entire investment risk. The investments for unit-linked products and the related investment income as well as capital gains and losses and impairments have been reclassified as part of the implementation of SOP 03-01 as explained in the final section of this Group Financial Review and in note 3 of the Consolidated Financial Statements.

| **Breakdown of net investment result and investments** | Group investments | | Investments for unit-linked products | | Total | |
|---|---|---|---|---|---|---|
| for the six months ended June 30 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| Net investment income | **3,607** | 3,608 | **835** | 669 | **4,442** | 4,277 |
| Net capital gains/(losses) on investments and impairments | **252** | (398) | **839** | 1,576 | **1,091** | 1,178 |
| Net investment result | **3,859** | 3,210 | **1,674** | 2,245 | **5,533** | 5,455 |
| as of | **06/30/04** | 12/31/03 | **06/30/04** | 12/31/03 | **06/30/04** | 12/31/03 |
| Investments | **173,850** | 175,967 | **52,379** | 49,780 | **226,229** | 225,747 |

We manage our diversified Group investment portfolio in order to optimize benefits to both shareholders and policyholders whilst ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products are managed in accordance with the investment objectives of each unit-linked fund.

| **Investment performance of Group investments**<br>in USD millions, for the six months ended June 30 | **2004** | 2003 | Change |
|---|---|---|---|
| Net investment income | **3,607** | 3,608 | – |
| Net capital gains/(losses) on investments and impairments | **252** | (398) | nm |
| Net investment result | **3,859** | 3,210 | 20% |
| Movements in unrealized gains/(losses) on investments included in shareholders' equity | **(1,155)** | 2,299 | nm |
| Average investments | **174,908** | 170,677 | 2% |
| Total return (excluding investment expenses) | **1.7%** | 3.3% | (1.6 pts) |

**Net investment income** for Group investments remained level at USD 3.6 billion.

**Net capital gains on investments and impairments** for Group investments improved from net capital losses of USD 398 million in the first half of 2003 to net gains of USD 252 million in 2004. This improvement was attributable to the general improvement in equity markets as compared with the first half of 2003. In the first halves of 2004 and 2003, we incurred impairments on investments, primarily equities, of USD 58 million and USD 978 million, respectively. A substantial portion of these net capital gains/losses on investments and impairments relate to our Life Insurance segment. After taking account of the portion attributable to future policyholder benefit reserves, net capital gains on investments and impairments available to the Group were USD 315 million in the first half of 2004.

**The total investment return** for Group investments was 1.7% compared with 3.3% in the first half of 2003. This return includes investment income, net capital gains/losses on investments in the operating statement and movements in unrealized gains/losses booked against shareholders' equity. The total investment result was USD 2.9 billion after excluding investment expenses of USD 207 million. The total investment return was considerably impacted by the increase in interest rates during the second quarter of 2004 resulting in the immediate lower valuation of debt securities, and consequently of a reduction in the amount of net unrealized gains on investments recorded in shareholders' equity.

## Reserves for Losses and Loss Adjustment Expenses

**Development of reserves for losses and loss adjustment expenses**

| in USD millions | 2004 | 2003 | Change |
|---|---|---|---|
| **As of January 1 (opening balance)** | | | |
| Gross reserves for losses and loss adjustment expenses | **51,068** | 45,306 | 13% |
| Reinsurance recoverable | **(14,055)** | (14,940) | (6%) |
| Net reserves for losses and loss adjustment expenses | **37,013** | 30,366 | 22% |
| Net losses and loss adjustment expenses incurred | | | |
| Current period | **10,219** | 9,835 | 4% |
| Prior years | **656** | 413 | 59% |
| Total | **10,875** | 10,248 | 6% |
| Total net losses and loss adjustment expenses paid | **(8,451)** | (8,000) | 6% |
| Divestments of companies and businesses | **(394)** | (105) | 275% |
| Foreign currency translation effects | **(520)** | 898 | (158%) |
| **As of June 30 (closing balance)** | | | |
| Net reserves for losses and loss adjustment expenses | **38,523** | 33,407 | 15% |
| Reinsurance recoverable | **13,934** | 14,980 | (7%) |
| Gross reserves for losses and loss adjustment expenses | **52,457** | 48,387 | 8% |

We establish loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

Of the total of USD 38.5 billion **net reserves for losses and loss adjustment expense** USD 33.7 billion related to the General Insurance segment as of June 30, 2004.

In the first half of 2004 we recorded USD 656 million of net reserve movement for prior years, of which USD 582 million arose from reserve strengthening in North America General Insurance.

## Capitalization and Indebtedness

| in USD millions, as of | June 30, 2004 | December 31, 2003 | Change |
|---|---|---|---|
| Collateralized loans | **4,202** | 4,701 | (11%) |
| Debt related to capital markets and banking activities | **4,221** | 5,961 | (29%) |
| Obligation to repurchase securities | **4,743** | 3,742 | 27% |
| **Total operational debt** | **13,166** | 14,404 | (9%) |
| Senior debt | **2,322** | 2,360 | (2%) |
| Subordinated debt | **2,404** | 2,415 | – |
| **Total financial debt** | **4,726** | 4,775 | (1%) |
| **Total minority interests** | **766** | 969 | (21%) |
| **Total shareholders' equity** | **19,047** | 18,934 | 1% |
| **Total financial debt and shareholders' equity** | **23,773** | 23,709 | – |

### Indebtedness

As of June 30, 2004 **total operational debt** was USD 13.2 billion, a decrease of USD 1.2 billion since December 31, 2003. Between December 31, 2003 and June 30, 2004 debt relating to capital markets and banking activities decreased by USD 1.7 billion following the transfer of certain assets and liabilities to BNP Paribas in accordance with an agreement signed in 2003 which is part of the winding-down of Zurich Capital Markets (ZCM) activities. This decrease was offset by an increase of USD 1.0 billion in our obligation to repurchase securities to USD 4.7 billion resulting from increased short-term activities in the Repo market in the normal course of business as part of our investment and liquidity management. Collateralized loans relate primarily to our life business in Germany. The amount of collateralized loans decreased by USD 499 million during the first half year of 2004 due to maturing transactions. At June 30, 2004 we had USD 4.2 billion of collateralized loans which were secured by mortgage loans of the same amount given as collateral to the counterparties compared with USD 4.7 billion as at December 31, 2003.

The decrease in **total financial debt** of USD 49 million, or 1% was due to foreign exchange movements since December 31, 2003.

The reduction of the **minority interests** by USD 203 million, or 21%, resulted primarily from the restructuring of ZCM.

On April 21, 2004, a new USD 3.0 billion syndicated revolving credit facility was signed to replace the USD 1.5 billion facility, which would have matured on May 28, 2004. The new syndicated credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the new facility, which allows for drawings of up to USD 1.25 billion, USD 1.5 billion and USD 250 million respectively for themselves and a number of defined subsidiary borrowers. No borrowings were outstanding as of June 30, 2004 under the new facility. Farmers Group, Inc. cancelled their existing USD 250 million credit facility, which would otherwise have expired in September 2004 after the above facility was in place.

**Shareholders' equity**
in USD millions, for the six months ended June 30, 2004

| | |
|---|---|
| Balance as of December 31, 2003, as previously reported | 19,384 |
| Implementation of new accounting standard (SOP 03-01) | (450) |
| **Balance as of December 31, 2003, restated** | 18,934 |
| Change in net unrealized gains/(losses) on investments (excluding translation adjustments) | (758) |
| Transfer arising from the "legal quote" legislation in Switzerland | (226) |
| Translation adjustments | (82) |
| Nominal value reduction of common stock | (288) |
| Share-based payment transactions | (14) |
| Treasury stock transactions | 49 |
| Net income | 1,448 |
| Dividends on preferred securities | (16) |
| ***Balance as of June 30, 2004*** | ***19,047*** |

**Shareholders' equity** increased by USD 113 million to USD 19.0 billion as of June 30, 2004 compared with USD 18.9 billion as of December 31, 2003. The December 2003 figure is after restating the previously reported amount of USD 19.4 billion by an after-tax amount of USD 450 million to reflect the impact of the implementation of a new accounting standard (SOP 03-01). In the first quarter of 2004, we reported an estimated adjustment of USD 600 million after tax, which we have since refined.

On April 16, 2004, the Annual General Meeting of Zurich Financial Services approved a nominal value reduction of the share capital resulting in a payout to shareholders of CHF 2.50 per registered share. The share capital was reduced by CHF 360,017,387.50 from CHF 1,296,062,595 to a new total of CHF 936,045,207.50. This reduction was incorporated in the Commercial Register of the Canton of Zurich as of June 30, 2004, and the payment of CHF 2.50 per registered share free of charge was made on July 1, 2004.

### Solvency

Regulated entities of the Group are required to submit returns to their local regulators, usually on an annual basis but in some countries more frequently. These returns report the compliance of the reporting entity with the local solvency requirements and include information on eligible funds and admissible assets.

On a consolidated basis, Zurich Financial Services, with headquarters in Zurich, Switzerland, is subject to supervision by the Federal Office of Insurance ("FOPI"), which includes coordinated regulatory supervision of the Group for its remaining banking and other regulated financial services activities and supervision over consolidated solvency and capital adequacy at a Group level (based on the Decree on the Consolidated Supervision of the Zurich Financial Services Group of April 23, 2001).

In addition, based on the EU Directive 98/78/EC on the supplementary supervision of insurance companies within an insurance group the Financial Services Authority in the UK acts as lead coordinator for all our EU subsidiaries.

## Cash Flows

Our cash flow from operating activities consists of the cash flow arising from our insurance businesses, after payments to reinsurers (net premiums, policy fees and deposits received less net claims after recoveries from reinsurers, benefit payments, policy surrenders and operating expenses), investment income received (dividends, interest and rents) less interest paid and tax payments.

Our Farmers Management Services segment receives management fees as well as investment income and pays operating expenses and taxes.

Surplus operating cash flows plus the proceeds from the sales and maturities of investments as well as divestments are reinvested through our investing activities. Our investment funds may be used to fund operating cash flow deficits.

Our financing activities result from our corporate funding and borrowing arrangements, capital raising and repayment and payments to shareholders.

The Consolidated Financial Statements include a statement of cash flows. Net cash provided from operations was USD 4.1 billion for the period ended June 30, 2004 and USD 6.4 billion for the half year 2003.

**Summary of cash flows**
in USD millions, for the six months ended June 30

| | 2004 | 2003 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | **1,448** | 752 |
| *Adjustments for:* | | |
| Net capital (gains)/losses on investments and impairments | **(1,091)** | (1,178) |
| Net loss/(gain) on divestments of businesses | **14** | (1) |
| Equity in income of investments in associates | **(85)** | (6) |
| Depreciation and amortization | **310** | 377 |
| Other non-cash items | **(14)** | 599 |
| Changes in operational assets and liabilities | **3,525** | 5,859 |
| **Net cash provided by operating activities** | **4,107** | 6,402 |
| ***Net cash used in investing activities*** | ***(4,623)*** | (3,599) |
| **Net cash (used in)/provided by financing activities** | **(880)** | 115 |
| Effect of exchange rate changes on cash and cash equivalents | **(156)** | 296 |
| Change in cash and cash equivalents | **(1,552)** | 3,214 |
| Cash and cash equivalents as of January 1 (opening balance) | **15,677** | 10,033 |
| **Cash and cash equivalents as of June 30** | **14,125** | 13,247 |

As of June 30, 2004 and 2003, cash and cash equivalents restricted as to use were USD 605 million and USD 1.0 billion, respectively, and cash and cash equivalents held for the benefit of policyholders in connection with the unit-linked products amounted to USD 2.8 billion and USD 1.9 billion, respectively.

## Matters Affecting the Basis of Current and Future Presentation and Comparability

**Implementation of new accounting standard SOP 03-01**

The Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01 (SOP 03-01), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. SOP 03-01 has resulted in three significant changes in the treatment of certain life contracts, which have been adopted retrospectively, in accordance with IAS 8:

- Recognition of additional liabilities for guaranteed minimum death benefits, guaranteed retirement income benefits and benefits in respect of annuitization options on an accrual basis, primarily in our life business in the United States. The recognition of guarantee liabilities further triggered a write-down of deferred policy acquisition costs, caused by a reduction in future estimated gross profits supporting these reserves.

- Clarification of the distinction between universal life insurance and investment products, resulting in certain products in the life business in the United Kingdom now being treated as insurance. The classification as insurance consequently resulted in the retrospective accrual of additional insurance reserves.

- "Investments held on account and at risk of life insurance policyholders" and "Insurance reserves for life insurance where the investment risk is carried by policyholders" were reclassified from the respective amounts previously reported to total investments and insurance reserves in the amount of approximately USD 50 billion. This change also resulted in the inclusion in the Consolidated Operating Statements of additional investment result arising from the reclassified investments and a substantially corresponding charge in "Policyholder dividends and participation in profits". As a result, there is no material net impact on the Group's operating results.

**Adjustments to the previously reported net income, as published in the Annual Report 2003**
As set out in the Annual Report 2003, two new accounting standards were implemented relating to share-based payment transactions – International Financial Reporting Standard 2 ("IFRS 2" previously referred to as "ED 2") – and the separation of certain embedded derivative-linked components of reinsurance contracts ("DIG B36"). Shareholders' equity and net income for 2003, as published in the Annual Report 2003, were restated. For the first half year reporting 2004 we have made the following restatement for the implementation of SOP 03-01 to the figures for the first half of 2003, as published in the Annual Report 2003, to conform to 2004 policies.

**Adjustments to net income for the six months ended June 30, 2003, as published in the Annual Report 2003**
in USD millions

| | |
|---|---|
| Net income, after implementation of new accounting standards in 2003, as published in the Annual Report 2003 | 779 |
| Implementation of new accounting standards in 2004 (SOP 03-01) | (27) |
| **Net income, restated** | **752** |

Business operating profit was also restated.

**Adjustments to business operating profit for the six months ended June 30, 2003, as published in the Half Year Report 2003**
in USD millions

| | |
|---|---|
| Business operating profit, as published for the six months ended June 30, 2003 | 1,265 |
| Implementation of new accounting standards in 2003 (IFRS 2, DIG B36) | 62 |
| Implementation of new accounting standards in 2004 (SOP 03-01) | (29) |
| Policyholder allocations | 25 |
| Effects of segment shifts | 3 |
| **Business operating profit, restated** | **1,326** |

**Legal quote**
The "legal quote" legislation came into force on April 1, 2004 with retroactive effect from Janaury 1, 2004. It relates to the regulated pension business in Switzerland and provides for mandatory participation in profits by policyholders. A minimum dividend rate of 90% of the calculated surplus must be allocated to policyholders as the surplus arises, where previously such allocations occurred when bonuses were declared. The Group accounted for this change by transferring net unrealized gains on investments included in shareholders' equity amounting to USD 226 million to insurance reserves as "Policyholders' contract deposits and other funds". The current accounting treatment reflects management's best estimates and assumptions. However, as this legislation is recent and lacking detailed guidance, and as there are certain matters requiring clarification by the Swiss regulator (FOPI), estimates and assumptions may change, and, as a consequence, the accounting treatment may be adjusted. Depending on the final guidance, the resulting impacts on the Group's financial position could be material.

**Implementation of new and existent accounting standards in 2005**
During the next few years, there will be a number of further changes to our consolidated financial statements. The principal change will occur to 2005 reporting when new and amended standards already issued and likely to be issued by the International Accounting Standards Board will be implemented. The most significant impact on our Group is expected to be the International Financial Reporting Standard on "Insurance Contracts" ("IFRS 4"). The impact continues to be evaluated, but our net income, shareholders' equity and presentation of the financial statements will all be affected. To the extent that IFRS 4 does not determine accounting for insurance contracts, we will continue, as disclosed in our Annual Report 2003, to refer to accounting principles generally accepted in the United States (US GAAP) for guidance on accounting for insurance.

**Segment reporting**
In 2004, figures for Group internal reinsurance transactions have been allocated to the specific regions whereas in 2003 those results were partially recorded in the Centrally Managed Businesses region. The 2003 figures have been reclassified accordingly to conform to this presentation.

The Group will continue to report using the segments identified in our Annual Report 2003 throughout 2004. The impact of the changes to the Group's management structure announced on April 2, 2004 will be referred to in the Annual Results Reporting for 2004 and reflected in our reporting for 2005.

# Quarterly Consolidated Financial Information

**Summary of quarterly consolidated financial information**

| in USD millions, for the three months ended | 06/30/04 | 06/30/03 | 03/31/04 | 03/31/03 |
|---|---|---|---|---|
| Gross written premiums and policy fees | **12,140** | 12,585 | 14,272 | 13,386 |
| Net earned premiums and policy fees | **10,118** | 10,223 | 10,529 | 9,578 |
| Net investment income and net capital gains/(losses) on investments and impairments | **2,524** | 6,182 | 3,009 | (727) |
| Other revenues | **907** | 932 | 833 | 885 |
| **Total revenues** | **13,549** | 17,337 | 14,371 | 9,736 |
| Insurance benefits and losses | **(7,973)** | (8,764) | (8,302) | (7,857) |
| Other expenses | **(4,414)** | (7,369) | (4,990) | (1,572) |
| **Total benefits, losses and expenses** | **(12,387)** | (16,133) | (13,292) | (9,429) |
| Net income before income taxes and minority interests | **1,162** | 1,204 | 1,079 | 307 |
| **Net income** | **718** | 634 | 730 | 118 |
| **Business operating profit** | **978** | 564 | 970 | 762 |

# Half Year Results Reporting 2004
# Segmental Financial Analysis



In the following sections we discuss the results of operations for each of our segments. It should be noted that certain amounts for 2003 have been restated following the implementation of new accounting standards in 2003 and 2004.

The analysis of the results for the first six months ended June 30, 2004 is made against the restated results of the prior year period, unless otherwise stated.

Interim results are not necessarily indicative of the full year results.

## Business operating profit and net income by segment

**Business operating profit and net income/(loss) by segment**
in USD millions, for the six months ended June 30

| | Business operating profit | | | Net income/(loss) | | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | Change | **2004** | 2003 | Change |
| General Insurance | **1,302** | 953 | 37% | **981** | 782 | 25% |
| Life Insurance | **453** | 463 | (2%) | **393** | 382 | 3% |
| Farmers Management Services | **539** | 513 | 5% | **344** | 313 | 10% |
| Other Businesses | **(69)** | (330) | 79% | **(89)** | (237) | 62% |
| Corporate Center | **(277)** | (273) | (1%) | **(181)** | (488) | 63% |
| **Total** | **1,948** | 1,326 | 47% | **1,448** | 752 | 93% |

In the following tables we reconcile net income to business operating profit for the first half of 2004 and 2003 by business segment.

**Reconciliation of net income and business operating profit by business segment for 2004**
in USD millions, for the six months ended June 30, 2004

| | General Insurance | Life Insurance | Farmers Mgmt Services | Other Businesses | Corporate Center | Total |
|---|---|---|---|---|---|---|
| Net income | **981** | **393** | **344** | **(89)** | **(181)** | **1,448** |
| *Adjusted for:* | | | | | | |
| Net capital (gains)/losses on investments and impairments, excluding capital markets and banking activities | **(92)** | **(850)** | **(1)** | **23** | **(90)** | **(1,010)** |
| Policyholder allocation of net capital gains/(losses) | **–** | **805** | **–** | **(29)** | **–** | **776** |
| Tax expense/(benefit), adjusting for life policyholder tax | **367** | **141** | **206** | **24** | **(8)** | **730** |
| Net loss/(gain) on divestments of businesses | **46** | **(36)** | **–** | **2** | **2** | **14** |
| Realized (gain) on sale of non-operating assets | **–** | **–** | **(10)** | **–** | **–** | **(10)** |
| Business operating profit | **1,302** | **453** | **539** | **(69)** | **(277)** | **1,948** |

**Reconciliation of net income and business operating profit by business segment for 2003**
in USD millions, for the six months ended June 30, 2003

| | General Insurance | Life Insurance | Farmers Mgmt Services | Other Businesses | Corporate Center | Total |
|---|---|---|---|---|---|---|
| Net income | 782 | 382 | 313 | (237) | (488) | 752 |
| *Adjusted for:* | | | | | | |
| Net capital (gains)/losses on investments and impairments, excluding capital markets and banking activities | (187) | (932) | 2 | (156) | 213 | (1,060) |
| Policyholder allocation of net capital gains/(losses) | – | 908 | – | 102 | – | 1,010 |
| Tax expense/(benefit), adjusting for life policyholder tax | 332 | 105 | 198 | 11 | 2 | 648 |
| Net loss/(gain) on divestments of businesses | 26 | – | – | (27) | – | (1) |
| Restructuring provision | – | – | – | (23) | – | (23) |
| Business operating profit | 953 | 463 | 513 | (330) | (273) | 1,326 |

## General Insurance

In the first half of 2004 results in our General Insurance segment benefited from low claim frequencies, absence of large catastrophes, and the strong rate increases achieved in prior year periods. All key performance indicators for this business segment have significantly improved compared with the same period in the prior year.

**General Insurance – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **20,557** | 19,308 | 6% |
| Net earned premiums and policy fees | **14,637** | 13,117 | 12% |
| Total benefits, losses and expenses | **14,683** | 13,369 | 10% |
| Net underwriting result | **487** | 158 | 208% |
| Business operating profit | **1,302** | 953 | 37% |
| Net income | **981** | 782 | 25% |
| Loss ratio | **72.1%** | 74.2% | 2.1 pts |
| Expense ratio[1] | **24.6%** | 24.6% | – |
| Combined ratio | **96.7%** | 98.8% | 2.1 pts |

[1] Including policyholder dividends and participation in profits.

**Business operating profit and net income/(loss) by geographic region**

| in USD millions, for the six months ended June 30 | Business operating profit | | | Net income/(loss) | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | Change | 2004 | 2003 | Change |
| North America Corporate | **405** | 468 | (13%) | **377** | 492 | (23%) |
| North America Consumer | **92** | 57 | 61% | **81** | 46 | 76% |
| Continental Europe | **412** | 289 | 43% | **239** | 179 | 34% |
| UKISA | **322** | 224 | 44% | **187** | 126 | 48% |
| Rest of the World | **85** | 68 | 25% | **65** | 56 | 16% |
| Centrally Managed Businesses[1] | **(14)** | (153) | nm | **32** | (117) | nm |
| **Total** | **1,302** | 953 | 37% | **981** | 782 | 25% |

[1] Centrally Managed Businesses include our internal reinsurance and other businesses managed by our headquarters in Zurich.

**Business operating** profit increased by USD 349 million, or 37%, from USD 953 million for the first half of 2003 to USD 1.3 billion for the same period in 2004 driven by strong underwriting performance as described below.

**Net Income** improved by USD 199 million, or 25%, from 782 million for the first half of 2003 to USD 981 million for the first six months of 2004. As net income includes the effects of net realized capital gains and net gain on divestments of businesses, which have both decreased in 2004 compared to the first half of 2003, the increase in net income was lower than the growth in business operating profit.

**Breakdown of premiums by geographic region**

| in USD millions, for the six months ended June 30 | Gross written premiums and policy fees | | | Net earned premiums | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | Change | 2004 | 2003 | Change |
| North America Corporate | **8,042** | 7,838 | 3% | **5,095** | 4,285 | 19% |
| North America Consumer | **1,677** | 1,583 | 6% | **1,526** | 1,601 | (5%) |
| Continental Europe | **6,500** | 6,044 | 8% | **4,451** | 4,057 | 10% |
| UKISA | **3,465** | 3,279 | 6% | **2,751** | 2,345 | 17% |
| Rest of the World | **1,164** | 1,012 | 15% | **719** | 560 | 28% |
| Centrally Managed Businesses[1] | **239** | 517 | (54%) | **95** | 269 | (65%) |
| Eliminations | **(530)** | (965) | nm | – | – | nm |
| **Total** | **20,557** | 19,308 | 6% | **14,637** | 13,117 | 12% |

[1] Centrally Managed Businesses include our internal reinsurance and other businesses managed by our headquarters in Zurich.

**Gross written premiums and policy fees** in our General Insurance segment increased by USD 1.3 billion, or 6% (1% in local currency), from USD 19.3 billion for the first half of 2003 to USD 20.6 billion for 2004. Taking into account the effects of divestments and foreign exchange movements, premiums increased by approximately 2% in the first half of 2004. Rate increases have moderated in key regions. Volumes have decreased in certain competitive lines of business as we have not accepted business which does not meet our technical price.

**Net earned premiums and policy fees** increased by USD 1.5 billion, or 12% (6% in local currency), from USD 13.1 billion for the first half of 2003 to USD 14.6 billion for the same period in 2004. This reflects the effect of rate increases in previous periods now earned as revenue and reduced cessions to reinsurers.

**Net underwriting result and combined ratio by geographic region**
in USD millions, for the six months ended June 30

| | Net underwriting result | | | Combined ratio | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | Change | 2004 | 2003 | Change |
| North America Corporate | **108** | 162 | (33%) | **97.9%** | 96.3% | (1.6 pts) |
| North America Consumer | **47** | 25 | 88% | **97.0%** | 98.5% | 1.5 pts |
| Continental Europe | **179** | 41 | 337% | **96.0%** | 99.0% | 3.0 pts |
| UKISA | **115** | 63 | 83% | **95.8%** | 97.3% | 1.5 pts |
| Rest of the World | **41** | 29 | 41% | **94.2%** | 94.9% | 0.7 pts |
| Centrally Managed Businesses | **(7)** | (162) | nm | **107.3%** | 160.6% | 53.3 pts |
| Eliminations | **4** | – | nm | – | – | nm |
| **Total** | **487** | 158 | 208% | **96.7%** | 98.8% | 2.1 pts |

The **net underwriting result** increased more than threefold from USD 158 million to USD 487 million, an increase of USD 329 million over the first half of 2003. The **combined ratio** improved by 2.1 percentage points to 96.7% reflecting the disciplined underwriting.

**Loss ratio by geographic region**
for the six months ended June 30

| | 2004 | 2003 | Change |
|---|---|---|---|
| North America Corporate | **77.7%** | 74.9% | (2.8 pts) |
| North America Consumer | **58.7%** | 64.8% | 6.1 pts |
| Continental Europe | **72.3%** | 74.6% | 2.3 pts |
| UKISA | **73.0%** | 75.5% | 2.5 pts |
| Rest of the World | **57.7%** | 57.3% | (0.4 pts) |
| Centrally Managed Businesses | **61.0%** | 137.4% | 76.4 pts |
| **Total** | **72.1%** | 74.2% | 2.1 pts |

**Insurance benefits and losses** increased by USD 822 million, or 8% (3% in local currency), from USD 9.7 billion in the first half of 2003 to USD 10.6 billion for the comparable period of 2004. Losses and loss adjustment expenses rose at a lower rate than net earned premiums. The Group has continued to benefit from the positive effects of our profit improvement initiatives as well as from the favorable environment characterized by the absence of large catastrophe losses. These lower claims were partially offset by net reserve movements for prior years of USD 656 million. The **loss ratio** improved 2.1 percentage points to 72.1% for the first half of 2004.

**Expense ratio by geographic region**[1]
for the six months ended June 30

| | 2004 | 2003 | Change |
|---|---|---|---|
| North America Corporate | **20.2%** | 21.4% | 1.2 pts |
| North America Consumer | **38.3%** | 33.7% | (4.6 pts) |
| Continental Europe | **23.7%** | 24.4% | 0.7 pts |
| UKISA | **22.8%** | 21.8% | (1.0 pts) |
| Rest of the World | **36.5%** | 37.6% | 1.1 pts |
| Centrally Managed Businesses | **46.3%** | 23.2% | (23.1 pts) |
| **Total** | **24.6%** | 24.6% | – |

[1] Including policyholder dividends and participation in profits.

**Total net technical expenses** increased by USD 371 million, or 12%, from USD 3.2 billion for the first half of 2003 to USD 3.6 billion for the same period in 2004. This increase was in line with the growth rate of net earned premiums. The **expense ratio** remained level at 24.6% in the first half of 2004.

## General Insurance North America Corporate

**North America Corporate – highlights**
in USD millions, for the six months ended June 30

| | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **8,042** | 7,838 | 3% |
| Net earned premiums and policy fees | **5,095** | 4,285 | 19% |
| Total benefits, losses and expenses | **5,080** | 4,221 | 20% |
| Net underwriting result | **108** | 162 | (33%) |
| Business operating profit | **405** | 468 | (13%) |
| Net income | **377** | 492 | (23%) |
| Loss ratio | **77.7%** | 74.9% | (2.8 pts) |
| Expense ratio[1] | **20.2%** | 21.4% | 1.2 pts |
| Combined ratio | **97.9%** | 96.3% | (1.6 pts) |

[1] Including policyholder dividends and participation in profits.

**Business operating profit** decreased by USD 63 million, or 13%, to USD 405 million for the first half of 2004 after strengthening of USD 582 million of prior year reserves. This negative impact was mostly offset by favorable current year claims experience, the ongoing disciplined management of expenses and commissions and improved investment income resulting from strong positive cash flows.

The region's **net income** decreased by USD 115 million, or 23%, to USD 377 million in the first six months of 2004. In addition to factors that impacted business operating profit, net income was influenced by lower net capital gains on investments.

The growth of **gross written premiums and policy fees** of USD 204 million, or 3%, to USD 8.0 billion in the first half of 2004 was due to a combination of rate changes and volume growth. Growth continues to be seen in the most profitable lines of business: Corporate Customer (8.2%), Construction (6.1%) and Small Businesses (7.9%). However, the region is experiencing changes in competitive market conditions, which vary by line of business and customer segment. Average rates have increased, however at a slower pace than in prior periods.

The growth in **net earned premiums** of 19% to USD 5.1 billion in the first half of 2004 reflected earnings from net written premium growth in prior periods now earned as revenue.

The **net underwriting result** declined by USD 54 million, or 33%, to USD 108 million for the first half of 2004. The **combined ratio** increased by 1.6 percentage points to 97.9% as a result of the reserve strengthening, partially offset by favorable current year experience. Overall, the **loss ratio** increased from 74.9% in the first half of 2003 to 77.7% in 2004. The **expense ratio** improved by 1.2 percentage points to 20.2% for the first half of 2004 compared to 21.4% in 2003 reflecting relatively lower administration expenses due to expense management initiatives.

## General Insurance North America Consumer

**North America Consumer – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **1,677** | 1,583 | 6% |
| Net earned premiums and policy fees | **1,526** | 1,601 | (5%) |
| Total benefits, losses and expenses | **1,480** | 1,577 | (6%) |
| Net underwriting result | **47** | 25 | 88% |
| Business operating profit | **92** | 57 | 61% |
| Net income | **81** | 46 | 76% |
| Loss ratio | **58.7%** | 64.8% | 6.1 pts |
| Expense ratio[1] | **38.3%** | 33.7% | (4.6 pts) |
| Combined ratio | **97.0%** | 98.5% | 1.5 pts |

[1] Including policyholder dividends and participation in profits.

The amounts reported in our North America Consumer region reflect gross written premiums and related financial results from quota share reinsurance treaties with the Farmers P&C Group Companies, which we manage but do not own. The decline in net earned premiums and total benefits, losses and expenses relate to changes in the terms of the treaties as compared with the prior year. The net underwriting result increased due to an improved loss trend in the first half of 2004 resulting from a lack of harsh weather conditions in the first six months of 2004.

## General Insurance Continental Europe

Continental Europe is our second largest General Insurance region. Financial information is provided for our four key markets, Germany, Switzerland, Italy and Spain as well as for Continental Europe Corporate, which writes business for large corporate customers in Europe and is managed centrally.

**Continental Europe – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **6,500** | 6,044 | 8% |
| Net earned premiums and policy fees | **4,451** | 4,057 | 10% |
| Total benefits, losses and expenses | **4,499** | 4,196 | 7% |
| Net underwriting result | **179** | 41 | 337% |
| Business operating profit | **412** | 289 | 43% |
| Net income | **239** | 179 | 34% |
| Loss ratio | **72.3%** | 74.6% | 2.3 pts |
| Expense ratio[1] | **23.7%** | 24.4% | 0.7 pts |
| Combined ratio | **96.0%** | 99.0% | 3.0 pts |

[1] Including policyholder dividends and participation in profits.

**Business operating profit** improved by USD 123 million to USD 412 million for the first half of 2004 due to the strong improvement in the net underwriting result as described below.

**Net income** increased by USD 60 million from USD 179 million in 2003 to USD 239 million for the first half of 2004 driven by the same factors as business operating profit.

| **Breakdown of premiums by key market**<br>in USD millions, for the six months ended June 30 | **Gross written premiums and policy fees** | | | **Net earned premiums** | | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | Change | **2004** | 2003 | Change |
| Total Continental Europe | **6,500** | 6,044 | 8% | **4,451** | 4,057 | 10% |
| Germany[1] | **1,896** | 1,684 | 13% | **1,074** | 955 | 12% |
| Switzerland[1] | **1,158** | 1,079 | 7% | **806** | 780 | 3% |
| Italy[1] | **766** | 665 | 15% | **631** | 502 | 26% |
| Spain[1] | **822** | 676 | 22% | **414** | 413 | – |
| Continental Europe Corporate (CEC)[1] | **2,064** | 1,542 | 34% | **873** | 751 | 16% |

[1] Before elimination of intra-region transactions.

Premiums increased in all our key markets partially offset by decreases in Rest of Europe as a consequence of divestments in 2003 and the transfer of the remaining business in those countries to CEC. Premiums in CEC increased accordingly.

**Gross written premiums and policy fees** grew in this region by USD 456 million, or 8% (–1% in local currency), to USD 6.5 billion impacted by the appreciation of the euro (11%) and Swiss franc (7%) against the US dollar and the divestments in 2003.

The growth in **net earned premiums** of 10% to USD 4.5 billion was generally consistent with the growth in gross written premiums and policy fees in this region. The largest growth rate was observed in Italy (26%) followed by CEC (16%) and Germany (12%). The key markets benefited from the effect of rate increases in previous periods now earned as revenue.

| **Net underwriting result and combined ratio by key market**<br>for the six months ended June 30 | **Net underwriting result[1]** | | | **Combined ratio** | | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | Change | **2004** | 2003 | Change |
| Total Continental Europe | **179** | 41 | 337% | **96.0%** | 99.0% | 3.0 pts |
| Germany | **69** | 49 | 41% | **93.6%** | 94.8% | 1.2 pts |
| Switzerland | **22** | (27) | nm | **97.4%** | 103.5% | 6.1 pts |
| Italy | **39** | 17 | 129% | **93.9%** | 96.7% | 2.8 pts |
| Spain | **23** | 8 | 188% | **94.5%** | 98.1% | 3.6 pts |
| Continental Europe Corporate | **62** | (3) | nm | **93.0%** | 100.4% | 7.4 pts |

[1] In USD millions.

Continental Europe's **net underwriting result** improved by USD 138 million to USD 179 million for the first half in 2004. Each of our key markets contributed to the improvement in the technical insurance result. Overall, the **combined ratio** improved by 3.0 percentage points to 96.0%. Insurance benefits and losses increased in the first half of 2004 over the prior year period by USD 194 million, or 6% (–3% in local currency), to USD 3.2 billion. As the insurance benefits and losses for this region increased at a lower rate than net earned premiums, our **loss ratio** improved 2.3 percentage points to 72.3% for the first half of 2004 from 74.6% in the prior year. Total net technical expenses increased by 6% to USD 1.1 billion at a lower rate than net earned premium reflecting the impact of the cost savings and profit improvement initiatives implemented in 2003 across the region. Consequently, the **expense ratio** improved by 0.7 percentage points to 23.7%.

## General Insurance UKISA

| **UKISA – highlights**<br>in USD millions, for the six months ended June 30 | **2004** | 2003 | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **3,465** | 3,279 | 6% |
| Net earned premiums and policy fees | **2,751** | 2,345 | 17% |
| Total benefits, losses and expenses | **2,784** | 2,374 | 17% |
| Net underwriting result | **115** | 63 | 83% |
| Business operating profit | **322** | 224 | 44% |
| Net income | **187** | 126 | 48% |
| Loss ratio | **73.0%** | 75.5% | 2.5 pts |
| Expense ratio[1] | **22.8%** | 21.8% | (1.0 pts) |
| Combined ratio | **95.8%** | 97.3% | 1.5 pts |

[1] Including policyholder dividends and participation in profits.

**Business operating profit** improved by USD 98 million to USD 322 million for the first half year in 2004 largely due to the better insurance underwriting result and an increase in net investment income.

UKISA recorded an increase of USD 61 million in **net income** to USD 187 million in the first six months of 2004 driven by the same factors as for business operating profit.

Our UKISA region experienced a USD 186 million, or 6% (–6% in local currency), increase in **gross written premiums and policy fees** to USD 3.5 billion for the first half of 2004. This region benefited from the appreciation of the British pound (13%) in the United Kingdom, the euro (11%) in Ireland and the rand (20%) in South Africa against the US dollar. Certain significant fully reinsured insurance and reinsurance contracts were included in 2003 but not in 2004. The improvement after adjusting for these factors was driven by positive developments in the UK commercial and personal lines of business, partially offset by a decrease in the large corporate lines of business.

The growth in **net earned premiums** of 17% or USD 406 million (4% in local currency) was primarily attributable to the rate and volume increases experienced in prior years flowing through to earned premiums.

The **net underwriting result** increased by USD 52 million to USD 115 million for the first six months of 2004, with the **combined ratio** improving by 1.5 percentage points to 95.8%. Insurance benefits and losses in our UKISA region increased by 13% (1% in local currency), or USD 239 million, at a lower growth rate than earned premiums to USD 2.0 billion for the first half of 2004. This development related to favorable loss experience in the first half of 2004 due to favorable weather and the absence of large losses resulting in an improvement in the **loss ratio** to 73.0% for the first half of 2004. The **expense ratio** increased by 1.0 percentage point due to unfavorable foreign exchange movements and an increase in the cost of a Financial Services Compensation Scheme (FSCS) levy.

## General Insurance Rest of the World

**Rest of the World – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **1,164** | 1,012 | 15% |
| Net earned premiums and policy fees | **719** | 560 | 28% |
| Total benefits, losses and expenses | **686** | 547 | 25% |
| Net underwriting result | **41** | 29 | 41% |
| Business operating profit | **85** | 68 | 25% |
| Net income | **65** | 56 | 16% |
| Loss ratio | **57.7%** | 57.3% | (0.4 pts) |
| Expense ratio[1] | **36.5%** | 37.6% | 1.1 pts |
| Combined ratio | **94.2%** | 94.9% | 0.7 pts |

[1] Including policyholder dividends and participation in profits.

**Business operating profit** increased by USD 17 million to USD 85 million for the first half of 2004 driven by the positive insurance technical result and an improvement in net investment income.

**Net income** increased by 16% to USD 65 million for the first six months of 2004.

**Gross written premiums and policy fees** increased 15% to USD 1.2 billion in the first half of 2004. The largest increases in gross written premiums and policy fees in this region were experienced in Australia and Venezuela.

The growth in **net earned premiums** was USD 159 million higher, or 28%, compared with USD 719 million in the first half of 2004. The largest increase was in Australia as the higher volume of premiums in 2003 continuous to be earned as revenue.

The **net underwriting result** increased to USD 41 million for the first half of 2004 as compared with USD 29 million in 2003. The **combined ratio** improved by 0.7% to 94.2% for the first six months in 2004. The **loss ratio** increased by 0.4 percentage points to 57.7% for the first half of 2004. The improvement in the **expense ratio** of 1.1 percentage point to 36.5% in 2004 was mainly attributable to Australia.

## General Insurance Centrally Managed Businesses

The use of reinsurance, both internally and externally, is a key component of the Group's risk mitigation and capital management strategies. Our Centrally Managed Businesses region includes internal reinsurance programs and certain businesses in run-off.

**Centrally Managed Businesses – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums and policy fees | **239** | 517 | (54%) |
| Net earned premiums and policy fees | **95** | 269 | (65%) |
| Total benefits, losses and expenses | **181** | 457 | (60%) |
| Net underwriting result | **(7)** | (162) | nm |
| Business operating profit | **(14)** | (153) | nm |
| Net income | **32** | (117) | nm |
| Loss ratio | **61.0%** | 137.4% | 76.4 pts |
| Expense ratio[1] | **46.3%** | 23.2% | (23.1 pts) |
| Combined ratio | **107.3%** | 160.6% | 53.3 pts |

[1] Including policyholder dividends and participation in profits.

**Business operating profit** improved by USD 139 million from a loss of USD 153 million in 2003 to a loss of USD 14 million in the first half of 2004.

The region recorded a **net income** of USD 32 million for the first half of 2004 as compared with a loss of USD 117 million for the same period in 2003. The main driver for this positive development was a favorable development in insurance benefits and losses due to the absence of large natural catastrophes in 2004. In addition, this variation was also attributable to the decreased volume of business written.

The USD 278 million or 54% decrease in **gross written premiums and policy fees** to USD 239 million in our Centrally Managed Businesses region was primarily a consequence of the gradual allocation, starting in 2003, of our intra-group reinsurance transactions to the regions that wrote the underlying premiums as well as further optimization of our reinsurance purchasing. In addition, the premium volume of businesses in run-off was lower than in 2003.

## Life Insurance

In 2003, the Group optimized its business portfolio by divesting businesses with underperforming profitability. The sales of businesses were mainly completed in the second part of 2003.

The adoption of the new accounting standard which impacted the Life Insurance business resulted in a restatement of 2003 comparative figures. The main impacts of this restatement were on North America Consumer and UKISA. The implementation of new accounting standards is discussed in note 3 of the Consolidated Financial Statements.

In addition, Switzerland's group pension business model has been partially transferred to an external foundation. This process commenced at the beginning of 2004 and was the main reason for the reduction in Switzerland's gross written premiums compared to 2003.

**Life Insurance – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums, policy fees and insurance deposits | **10,063** | 10,310 | (2%) |
| Gross written premiums and policy fees | **5,676** | 6,336 | (10%) |
| Net investment income | **3,042** | 3,002 | 1% |
| Net capital gains/(losses) on investments and impairments | **850** | 932 | (9%) |
| Total benefits, losses and expenses | **9,057** | 9,772 | (7%) |
| Business operating profit | **453** | 463 | (2%) |
| Net income | **393** | 382 | 3% |

**Business operating profit and net income by geographic region**

| in USD millions, for the six months ended June 30 | Business operating profit | | | Net income/(loss) | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | Change | 2004 | 2003 | Change |
| North America Consumer | **119** | 174 | (32%) | **72** | 127 | (43%) |
| Continental Europe | **164** | 134 | 22% | **160** | 132 | 21% |
| UKISA | **162** | 148 | 9% | **153** | 117 | 31% |
| Rest of the World | **18** | 7 | 157% | **24** | 6 | 300% |
| Centrally Managed Businesses[1] | **(10)** | – | nm | **(16)** | – | nm |
| **Total** | **453** | 463 | (2%) | **393** | 382 | 3% |

[1] Centrally Managed Businesses primarily represent remaining businesses not included in the US life business sold in the second half of 2003.

The Life Insurance segment experienced a decrease of its **business operating profit** of USD 10 million, or 2% to USD 453 million compared with USD 463 million for the first half of 2003. Continental Europe recorded the largest increase in business operating profit offset by lower profits in North America Consumer following the divestment of Zurich Life US.

**Net income** for the segment increased by USD 11 million, or 3%, from USD 382 million in 2003 to USD 393 million for the first six months of 2004.

| **Breakdown of premiums by geographic region** | Gross written premiums and policy fees (GWP) | | Insurance deposit | | Total GWP and insurance deposits | |
|---|---|---|---|---|---|---|
| in USD millions, for the six months ended June 30 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| North America Consumer | **274** | 619 | **283** | 907 | **557** | 1,526 |
| Continental Europe | **3,879** | 4,385 | **627** | 728 | **4,506** | 5,113 |
| UKISA | **1,046** | 948 | **2,775** | 2,030 | **3,821** | 2,978 |
| Rest of the World | **318** | 391 | **356** | 310 | **674** | 701 |
| Centrally Managed Businesses[1] | **166** | – | **346** | – | **512** | – |
| Eliminations | **(7)** | (7) | – | (1) | **(7)** | (8) |
| **Total** | **5,676** | 6,336 | **4,387** | 3,974 | **10,063** | 10,310 |

[1] Centrally Managed Businesses primarily represent remaining businesses not included in the US life business sold in the second half of 2003.

**Gross written premiums and policy fees** decreased by USD 660 million, or 10% (–18% in local currency), from USD 6.3 billion for the first half of 2003 to USD 5.7 billion in 2004. This decrease was due to the sale of certain life operations in the second half of 2003, particularly Zurich Life US and Zurich Life UK, as well as the redesign of Switzerland's group pension business model that has been partially transferred to an external foundation. Excluding these factors and foreign currency movements, premiums remained flat.

**Insurance deposits** increased by USD 413 million or 10% (unchanged in local currency) from USD 4.0 billion in the first six months of 2003 to USD 4.4 billion. North America Consumer's decrease was due to the divestment and the inclusion of the remaining operations in Centrally Managed Businesses. The growth of UKISA in insurance deposits was driven by favorable exchange movements and an increase in single premium investment products.

Total **benefits, losses and expenses** decreased by USD 715 million, or 7% (–16% in local currency), from USD 9.8 billion in the first six months of 2003 to USD 9.1 billion in the first half of 2004. This decrease was driven by the reduction in insurance benefits and losses in Switzerland related to the redesign of the group pension business model and the divestment of certain businesses. This improvement was partially offset by increased policyholder dividends and participation in profits.

| **Life – embedded value results**<br>in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross new business annual premiums equivalent (APE) | **1,071** | 1,092 | (2%) |
| New business profit, after tax | **104** | 90 | 16% |
| New business profit margin (in % of APE) | **9.7%** | 8.2% | 1.5 pts |
| Embedded value total operating profit, after tax | **553** | 583 | (5%) |
| Embedded value operating return, after tax | **5.2%** | 5.8% | (0.6 pts) |
| Embedded value profit, after tax | **418** | 556 | (25%) |
| Embedded value return, after tax | **3.9%** | 5.5% | (1.6 pts) |
| Expected return | **4.1%** | 4.0% | 0.1 pts |

Key embedded value results are discussed in this Segmental Financial Analysis. For further details please refer to the embedded value section which follows the half year Consolidated Financial Statements.

**Gross new business premiums,** measured on an annual equivalent (APE) basis (new annual premiums plus 10% of single premiums) decreased by USD 21 million to USD 1.1 billion. In local currency the decrease was 14% compared with the first half of 2003. This reduction was largely a result of certain life company divestments during the second half of 2003, without which the reduction in APE was 5% in local currency. This 5% reduction can be attributed to the effect of lower volumes in Rest of World region combined with the redesign of the group pension business model in Switzerland, which has largely been offset by strong new business growth in our UKISA region.

New business contributed USD 104 million to after tax **embedded value operating profit,** an increase of USD 14 million compared with the same period in 2003, due to higher sales in our UKISA region, and improvements in product profitability in our German businesses. This development corresponded to an increase in **new business profit margin** to 9.7% for the half year 2004 from 8.2% for the half year 2003. This also represented an increase of 0.7 percentage points over the full year 2003 margin of 9.0%.

**Embedded value operating profit,** after tax, was USD 553 million corresponding to a 5.2% operating return on embedded value for the first half of 2004, which was 1.1 percentage points above the expected return of 4.1% for the period as a result of the positive contribution from the value of the new business written.

A negative economic variance of USD 135 million was experienced for the half year. This result was due to increased shareholder expected returns in line with increased investment returns, combined with lower than expected future returns in Continental Europe as a result of changes in asset mix to better match assets and liabilities. This resulted in a total **embedded value profit,** after tax, of USD 418 million which corresponded to a total embedded value return of 3.9% (marginally below the expected return for the period).

## Life Insurance North America Consumer

**North America Consumer – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums, policy fees and insurance deposits | **557** | 1,526 | (63%) |
| Gross written premiums and policy fees | **274** | 619 | (56%) |
| Net investment income | **182** | 349 | (48%) |
| Net capital gains/(losses) on investments and impairments | **(8)** | 2 | nm |
| Total benefits, losses and expenses | **275** | 570 | (52%) |
| Business operating profit | **119** | 174 | (32%) |
| Net income | **72** | 127 | (43%) |

The divestment of Zurich Life US in the third quarter of 2003 affected the underlying performance of this region which explains substantially all of the above variances. In addition, Kemper Investor Life Insurance Company is now included in Centrally Managed Businesses.

**North America Consumer – embedded value results**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross new business annual premiums equivalent (APE) | **55** | 130 | (58%) |
| New business profit, after tax | **31** | 36 | (14%) |
| Embedded value total operating profit, after tax | **120** | 184 | (35%) |
| Embedded value operating return, after tax | **5.5%** | 5.8% | (0.3 pts) |

In North America Consumer, sales dropped by 58%, due primarily to the divestment of Zurich Life US which contributed USD 71 million to the **APE** of the first half of 2003. After adjusting for the divestment the production for the period decreased by 7% to USD 55 million compared with the prior year due to lower sales volume of annuity business.

The **new business profit,** after tax, added USD 31 million, a decrease of USD 5 million over the prior period, due primarily to an increase in the shareholder expected return reflecting increased interest rates in the region. However, this result still represents a strong contribution to the embedded value by new business.

**Embedded value operating profit,** after tax, for the half year 2004 was USD 120 million resulting from the strong contribution from new business profit, corresponding to an operating return on embedded value for the period of 5.5%. This operating profit was down 35% on the prior year period due primarily to the divestment of Zurich Life US which contributed USD 57 million to the 2003 result.

## Life Insurance Continental Europe

Continental Europe is our largest region in the Life Insurance segment. Key financial information is provided for our key markets, Germany, Switzerland, Italy and Spain.

**Continental Europe – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums, policy fees and insurance deposits | **4,506** | 5,113 | (12%) |
| Gross written premiums and policy fees | **3,879** | 4,385 | (12%) |
| Net investment income | **1,412** | 1,429 | (1%) |
| Net capital gains/(losses) on investments and impairments | **65** | (706) | nm |
| Total benefits, losses and expenses | **5,298** | 5,142 | 3% |
| Net income | **160** | 132 | 21% |
| Business operating profit | **164** | 134 | 22% |

**Business operating profit** increased by USD 30 million, or 22%, from USD 134 million in 2003 to USD 164 million for the first half of 2004 driven by improvements in Switzerland and Germany.

**Net income** increased by USD 28 million, or 21%, from a profit of USD 132 million in the first half of 2003 to USD 160 million in the first half of 2004 driven by the improvement in net capital gains on investments which in 2003 were subject to substantial asset impairment charges.

**Breakdown of gross written premiums and policy fees by key market**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Total Continental Europe | **3,879** | 4,385 | (12%) |
| Germany | **1,772** | 1,659 | 7% |
| Switzerland | **1,658** | 2,193 | (24%) |
| Italy | **199** | 176 | 13% |
| Spain | **116** | 107 | 8% |

Continental Europe experienced a decrease in **gross written premiums and policy fees** of USD 506 million, or 12% (–19% in local currency), from USD 4.4 billion in the first half of 2003 to USD 3.9 billion in the comparable period of 2004. This change was mainly caused by the redesign of the group pension business model in Switzerland as well as the sale of certain businesses in 2003, partially offset by favorable foreign currency movements.

In **Germany,** gross written premiums and policy fees decreased by 4% in local currency. **Switzerland** experienced a decrease in gross written premiums and policy fees of USD 535 million, or 29% in local currency, for the first quarter of 2004 largely due to the redesign of the group pension business. In **Italy,** gross written premiums and policy fees increased by 2% in local currency. **Spain** recorded a decrease in gross written premiums and policy fees in local currency by 3% mainly due to lower sales of individual saving products distributed through the agency channel.

**Total benefits, losses and expenses** increased by USD 156 million, or 3%, from USD 5.1 billion in the first six months of 2003 to USD 5.3 billion in the same period of 2004, which is in line with the increase in premiums in our key markets except for Switzerland which was reduced because of the redesign of the group pension model. **Policyholder dividends and participation in profits** increased by USD 613 million from a benefit of USD 434 million in the first half of 2003 to an expense of USD 179 million in 2004. This development was primarily attributable to Germany where the improvement in net capital gains on investments reported in the first half of 2004 was substantially shared with policyholders. **Underwriting and policy acquisition costs** increased by USD 183 million to USD 457 million for the first half of 2004 compared with USD 274 million in 2003. In Switzerland and Germany a higher amount of DAC was amortized reflecting changed assumptions, such as new mortality tables implemented in Germany for its annuity business as required by the local regulator.

**Continental Europe – embedded value results**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross new business annual premiums equivalent (APE) | **400** | 397 | 1% |
| New business profit, after tax | **38** | 22 | 73% |
| Embedded value total operating profit, after tax | **139** | 187 | (26%) |
| Embedded value operating return, after tax | **6.6%** | 9.7% | (3.1 pts) |

**Gross new business premiums (APE)** for the first half of 2004 were USD 400 million, a decrease of 15% in local currency, due to the redesign of the Swiss group pension business model, and the impact of divestments of various businesses during 2003. However, the effect of the weakening US dollar in 2003 resulted in an overall increase of 1%.

Continental Europe's **new business profit,** after tax, increased by USD 16 million to USD 38 million for the first half of 2004. This result reflected expense optimizations allowing Germany to increase the shareholders' share of profits going forward, combined with sales of higher margin products in Spain.

**Embedded value operating profit,** after tax, for the half year 2004 reduced by USD 48 million to USD 139 million, corresponding to an operating return of 6.6%. The reduction in profit was a result of the higher contribution to value from actions taken in the first half of 2003 to improve the business. However, the result still remained strong benefiting from continued management initiatives across the region to improve performance, combined with the positive contribution from new business profit.

## Life Insurance UKISA

**UKISA – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums, policy fees and insurance deposits | **3,821** | 2,978 | 28% |
| Gross written premiums and policy fees | **1,046** | 948 | 10% |
| Net investment income | **1,364** | 1,166 | 17% |
| Net capital gains/(losses) on investments and impairments | **780** | 1,622 | (52%) |
| Total benefits, losses and expenses | **3,017** | 3,609 | (16%) |
| Net income | **153** | 117 | 31% |
| Business operating profit | **162** | 148 | 9% |

**Business operating profit** increased by USD 14 million, or 9%, from USD 148 million for the first six months of 2003 to USD 162 million for the same period in 2004 mainly due to stock market impacts on investment performance as well as reduced expenses and foreign exchange movements.

**Net income** rose by USD 36 million, or 31%, from USD 117 million for the fist half of 2003 to USD 153 million in 2004. In addition to the factors that improved business operating profit, net income also benefited from a net gain on sales of businesses of USD 21 million.

**Gross written premiums and policy fees** increased by USD 98 million, or 10%, to USD 1.0 billion in the first half of 2004 compared with USD 948 million in the same period in 2003. This corresponded to a decrease of 2% in local currency terms which was largely driven by the sale of Zurich Life UK in the second half of 2003. The variance was partially offset by the impact of stock market movements and the corresponding impact on policy fees included in gross written premiums in addition to higher new business volume.

**Insurance deposits** increased by USD 745 million, or 37% (21% in local currency), from USD 2.0 billion in the first half of 2003 to USD 2.8 billion in 2004 reflecting higher volumes of sales of our investment bond products.

***Total benefits, losses and expenses*** *decreased by USD 592 million, or 16%, from USD 3.6 billion in June 2003 to* USD 3.0 billion for the first half of 2004. **Insurance benefits and losses** declined by USD 150 million or 22% (–30% in local currency). This decrease was primarily due to the sale of Zurich Life UK and a new reinsurance agreement. **Policyholder dividends and participation** in profit declined by USD 543 million to USD 1.7 billion for the first half year of 2004. The implementation of the accounting standard (SOP 03-01) created greater volatility in policyholder dividends reflecting the movements in investment income and net realized capital gains attributable to policyholders now included in our total investment result. **Underwriting and policy acquisition costs** rose by USD 89 million or 25% to USD 449 million for the first half of 2004 compared with USD 360 million in 2003 mainly driven by an increase in the amount of DAC amortization. This increase was partially offset by the higher amount of front-end fees included in gross written premiums. **Administrative and other operating expenses** decreased by 10% (–20% in local currency) to USD 269 million in the first half of 2004 driven by lower year-on-year expenses due to the divestment of Zurich Life UK and various expense initiatives instigated in 2004.

**UKISA – embedded value results**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross new business annual premiums equivalent (APE) | **519** | 382 | 36% |
| New business profit, after tax | **36** | 28 | 29% |
| Embedded value total operating profit, after tax | **260** | 176 | 48% |
| Embedded value operating return, after tax | **4.6%** | 4.1% | 0.5 pts |

UKISA saw strong **new business** growth with APE at USD 519 million, an increase of USD 137 million over the half year 2003. This was primarily the result of a large increase in single premium sales (up 56% in local currency) due to strong sales of investment bond products in Zurich Assurance through the IFA network.

**New business profit,** after tax, was USD 36 million, an increase of USD 8 million over the prior year, resulting from increased sales volumes.

An after-tax operating return of 4.6%, corresponding to an **operating profit** of USD 260 million, has been achieved in the region for the first half of 2004, largely due to the contribution from new business.

## Life Insurance Rest of the World

**Rest of the World – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Gross written premiums, policy fees and insurance deposits | **674** | 701 | (4%) |
| Gross written premiums and policy fees | **318** | 391 | (19%) |
| Net investment income | **64** | 58 | 10% |
| Net capital gains/(losses) on investments and impairments | **17** | 14 | 21% |
| Total benefits, losses and expenses | **393** | 453 | (13%) |
| Net income | **24** | 6 | 300% |
| Business operating profit | **18** | 7 | 157% |

**Business operating profit** improved by USD 11 million, or 157%, from USD 7 million in the first six months of 2003 to USD 18 million in the first half of 2004.

**Net income** increased to USD 24 million, or 300%, compared with an income of USD 6 million in the first half of 2003. The region recorded USD 9 million gains on divestments of businesses mainly in Australia as well as USD 3 million higher net capital gains on investments.

**Gross written premiums and policy fees** decreased by USD 73 million, or 19% (–25% in local currency), from USD 391 million in the first six months of 2003 to USD 318 million in the same period in 2004. The divestments of certain life businesses in this region in 2003 contributed to the lower volume.

The region recorded a USD 46 million, or 15%, increase in **insurance deposits** from USD 310 million in 2003 to USD 356 million in the first half of 2004 which mainly arose from higher deposits in Australia.

**Total benefits, losses and expenses** declined by USD 60 million, or 13%, from USD 453 million in the first half of 2003 to USD 393 million for 2004. **Insurance benefits and losses** decreased by 21% (–27% in local currency) to USD 209 million for the first half of 2004.

***Rest of the World – embedded value results***
in USD millions, for the six months ended June 30

| | 2004 | 2003 | Change |
|---|---|---|---|
| Gross new business annual premiums equivalent (APE) | **97** | 183 | (47%) |
| New business profit, after tax | **(1)** | 4 | nm |
| Embedded value total operating profit, after tax | **34** | 36 | (6%) |
| Embedded value operating return, after tax | **4.6%** | 5.3% | (0.7 pts) |

**Gross new business premiums** (APE) for the Rest of the World region reduced by USD 86 million, or 56% in local currency, from USD 183 million in the first half of 2003, to USD 97 million in 2004. Significant sales of bancassurance products in Asia Pacific during the first half of 2003 were not repeated in 2004.

For the first half of 2004, **new business profit,** after tax, was a loss of USD 1 million, down USD 5 million on the same period in 2003. Lower overall volumes in Asia Pacific combined with changes in product mix of sales were responsible for the reduction.

**Embedded value operating profit,** after tax, was broadly in line with the result achieved in 2003 and corresponds to an after-tax operating return of 4.6%.

## Life Insurance Centrally Managed Businesses

Life Insurance business units included in Centrally Managed Businesses are the remaining operations of businesses sold in 2003 particularly that of Kemper Investors Life Insurance Company. These operations were reported in this region for the first time in the fourth quarter of 2003, but comparatives for the half year 2003 relating to the original businesses have not been transferred to this region because the nature of the businesses changed significantly following their divestment.

The region recorded a loss of USD 10 million in **business operating profit** as well as a **net loss** of USD 16 million. The net loss is higher as business operating profit does not include the effects of net realized capital losses.

**Gross written premiums and policy fees recorded** were USD 166 million for the first half of 2004. As the majority of the business is reinsured **net earned premiums** amounted to USD 32 million.

Revenues are driven by the investment return and policy fees from separate account assets under management. For the first half of 2004 **total revenues** were USD 56 million. Investment income and net capital gains on investments resulted in a total investment result of USD 16 million.

**Total benefits, losses and expenses** were USD 74 million consisting in the first half of 2004 of insurance benefits and losses amounting to USD 24 million, underwriting and policy acquisition costs of USD 20 million and administrative and other operating expenses of USD 23 million.

## Farmers Management Services

In the United States, our Farmers Management Services segment continued to show profitable growth in 2004. Farmers Group, Inc. and its subsidiaries (FGI) provide non-claims related management services to the Farmers P&C Group Companies, prominent writers of personal lines and small commercial lines business. While premiums are written and claims are paid by the Farmers P&C Group Companies, which we do not own, FGI provides non-claims related management services to the Farmers P&C Group Companies and receives management fees for these services.

**Farmers Management Services – highlights**
in USD millions, for the six months ended June 30

| | 2004 | 2003 | Change |
|---|---|---|---|
| Management fees and other related revenue | **980** | 935 | 5% |
| Management expenses and other related expenses | **458** | 422 | 9% |
| Business operating profit | **539** | 513 | 5% |
| Net income | **344** | 313 | 10% |
| Gross operating margin | **53.3%** | 54.7% | (1.4 pts) |
| Gross written premiums of the Farmers P&C Group Companies | **7,083** | 6,908 | 3% |
| Gross earned premiums of the Farmers P&C Group Companies | **6,943** | 6,803 | 2% |

**Business operating profit** increased by USD 26 million, or 5%, from USD 513 million for the first half of 2003 to USD 539 million for the same period in 2004, as a result of the growth in revenues and lower interest expenses.

**Net income** for this segment increased by 10% from USD 313 million in the first half of 2003 to USD 344 million in 2004 reflecting the growth in business operating profit.

**Management fees and other related revenue** increased by USD 45 million, or 5%, from USD 935 million in the first six months of 2003 to USD 980 million in 2004. This increase primarily resulted from higher premium volumes in the Farmers P&C Group Companies. In the first six months of 2004, gross earned premiums were USD 6.9 billion as compared with USD 6.8 billion in the same period of 2003. This premium growth of 2% was largely attributable to higher premiums in the Farmers Specialty, Commercial and Fire lines of business. Additionally, the motor line of business fees was higher than the prior year as a result of revisions to the fee structure effective from January 2004. This growth was partially offset by a USD 80 million decline in medical malpractice premiums due to a decision to exit this business.

**Expenses** were USD 36 million or 9% higher in the first half of 2004 compared with the same period in 2003. This increase was driven by variable expenses related to our growing revenues. As a result the **operating margin** of Farmers Management Services showed a decrease of 1.4 percentage points to 53.3% for the first six months of 2004 compared with 54.7% for 2003. The full year 2003 operating margin was 52.3%

## Other Businesses

Our Other Businesses segment includes capital markets and banking activities, our Centre operations, asset management activities and reinsurance run-off operations. These activities are not considered to be core businesses, and certain parts of these operations were discontinued, divested or put in run-off in 2003 and 2002.

**Other businesses – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Net earned premiums and policy fees | **744** | 732 | 2% |
| Net investment result | **453** | 772 | (41%) |
| Net gain on divestment of businesses | **(2)** | 27 | nm |
| Insurance benefits and losses, including policyholder dividends | **813** | 1,123 | (28%) |
| Other operating and administrative expenses | **248** | 320 | (23%) |
| Business operating profit/(loss) | **(69)** | (330) | 79% |
| Net income/(loss) | **(89)** | (237) | 62% |

Due to the relative importance of Centre to the Other Businesses segment, key financial data for Centre is shown below.

**Centre and other operations**

| | Centre | | Other operations | |
|---|---|---|---|---|
| in USD millions, for the six months ended June 30 | 2004 | 2003 | 2004 | 2003 |
| Net earned premiums and policy fees | **592** | 638 | **152** | 94 |
| Net investment result | **166** | 452 | **287** | 320 |
| Insurance benefits and losses, including policyholder dividends | **514** | 1,017 | **299** | 106 |
| Business operating profit/(loss) | **(79)** | (328) | **10** | (2) |
| Net income/(loss) | **(83)** | (287) | **(6)** | 50 |

Centre improved its **business operating profit** by USD 249 million and **net income** by USD 204 million in 2004 compared with the half year of 2003, which was impacted by the USD 474 million reserves strengthening for certain asset-backed transactions. Centre's profitability is affected by movements in financial markets, because of the nature of its business, specifically the classification as trading of investments supporting life and health insurance liabilities and because of the restructure of its portfolio. As a result, net investment result reduced by USD 286 million to USD 166 million in the first six months of 2004.

Zurich Capital Markets (ZCM) remains in winding-down mode. As announced in July 2003 the Group and BNP Paribas (BNPP) agreed on a framework agreement to transfer certain derivative transactions and credit facilities and related assets from ZCM to BNPP. BNPP took over responsibility for servicing those transactions, and relevant ZCM employees were transferred to BNPP. Zurich and BNPP expect to conclude individual agreements for the transfer of specific transactions and facilities during the remainder of 2004 as more than 90% of the designated trades have been novated, unwound or terminated. ZCM will continue to unwind its other business lines.

The other operations in this segment including ZCM recorded a **business operating profit** of 10 million in the first half of 2004 compared to a loss of USD 2 million in 2003. **Net income** decreased by USD 56 million to a loss of USD 6 million in the first half of 2004.

## Corporate Center

The Corporate Center segment includes Group holding companies, central expenses at the headquarters in Zurich, and central financing vehicles.

**Corporate Center – highlights**

| in USD millions, for the six months ended June 30 | 2004 | 2003 | Change |
|---|---|---|---|
| Total revenues | **601** | 114 | 427% |
| Insurance benefits and losses, including policyholder dividends | **33** | 19 | 74% |
| Interest expenses | **378** | 337 | 12% |
| Total benefits, losses and expenses | **751** | 587 | 28% |
| Business operating profit/(loss) | **(277)** | (273) | (1%) |
| Net costs | **(181)** | (488) | 63% |

**Business operating profit** for the Corporate Center segment decreased by USD 4 million over the comparable period to a net loss of USD 277 million for the first half year 2004 from a net loss of USD 273 million in 2003. **Net costs** improved by USD 307 million to net costs of USD 181 million for the first half of 2004.

The increase in **total revenues** of USD 487 million was primarily attributable to a USD 436 million increase in total investment result. Net investment income improved by USD 133 million to USD 298 million for the first half of 2004 mainly reflecting higher interest income from loans to affiliates and from short-term investments. In the first half of 2003, this segment incurred losses related to the Bâloise investment of USD 158 million; the Group completed the sale of nearly all of its holding in Bâloise in November 2003.

**Total benefits, losses and expenses** increased by 28% to USD 751 million in the first half of 2004 driven by an increase in administrative and other operating expenses for services performed for the local operating units, partially offset by improved billing for these services.

# Half Year Results Reporting 2004 – Consolidated Financial Statements

## Consolidated operating statements (unaudited)



in USD millions
for the six months ended June 30

| | Notes | 2004 | 2003[1] |
|---|---|---|---|
| **Revenues** | | | |
| Gross written premiums and policy fees | | **26,412** | 25,971 |
| Less premiums ceded to reinsurers | | **(3,960)** | (4,257) |
| Net written premiums and policy fees | | **22,452** | 21,714 |
| Net change in reserves for unearned premiums | | **(1,805)** | (1,913) |
| Net earned premiums and policy fees | | **20,647** | 19,801 |
| Management fees | | **1,002** | 1,037 |
| Net investment income | 5 | **4,442** | 4,277 |
| Net capital gains/(losses) on investments and impairments | 5 | **1,091** | 1,178 |
| Net (loss)/gain on divestments of businesses | 4 | **(14)** | 1 |
| Other income | | **752** | 779 |
| **Total revenues** | | **27,920** | 27,073 |
| **Benefits, losses and expenses** | | | |
| Insurance benefits and losses | 7 | **16,275** | 16,621 |
| Policyholder dividends and participation in profits | 7 | **1,977** | 1,974 |
| Underwriting and policy acquisition costs | 7 | **3,780** | 3,163 |
| Administrative expense | | **1,910** | 1,868 |
| Other operating expense | | **894** | 855 |
| Amortization of intangible assets | | **207** | 216 |
| Interest expense on debt | 11 | **166** | 223 |
| Interest credited to policyholders and other interest | | **470** | 642 |
| **Total benefits, losses and expenses** | | **25,679** | 25,562 |
| **Net income before income taxes and minority interests** | | **2,241** | 1,511 |
| Income tax expense | 9 | **(739)** | (723) |
| Net income applicable to minority interests | | **(54)** | (36) |
| **Net income** | | **1,448** | 752 |
| in USD | | | |
| Basic earnings per share | | **10.10** | 5.30 |
| Diluted earnings per share | | **10.02** | 5.28 |
| in CHF | | | |
| Basic earnings per share | | **12.78** | 7.15 |
| Diluted earnings per share | | **12.67** | 7.12 |

[1] Restated for implementation of new accounting standard as discussed in note 3.

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

# Consolidated balance sheets (unaudited)

in USD millions, as of

| Assets | Notes | 06/30/04 | 12/31/03[1] |
|---|---|---|---|
| **Investments** | | | |
| Debt securities | | **121,368** | 119,032 |
| Equity securities | | **52,450** | 52,322 |
| Trading equity portfolios in capital markets and banking activities | | **2,840** | 4,303 |
| Investments in associates | | **720** | 991 |
| Other investments | | **34,726** | 33,422 |
| Cash and cash equivalents | | **14,125** | 15,677 |
| **Total investments** | 5 | **226,229** | 225,747 |
| Investments held on account and at risk of life insurance policyholders | 6 | **22,298** | 21,980 |
| Accrued investment income | | **2,190** | 2,570 |
| Receivables | | **11,699** | 11,008 |
| Reinsurance assets | | **22,069** | 22,670 |
| Deposits made under assumed reinsurance contracts | | **3,374** | 3,608 |
| Deferred policy acquisition costs | 10 | **11,975** | 11,784 |
| Fixed assets | | **2,115** | 2,306 |
| Goodwill | | **716** | 779 |
| Other intangible assets | | **2,636** | 2,794 |
| Deferred tax assets | 9 | **3,630** | 3,719 |
| Derivative trading assets and other assets | | **3,211** | 3,976 |
| Mortgage loans given as collateral | | **4,202** | 4,701 |
| **Total assets** | | **316,344** | 317,642 |

| Liabilities, minority interests and shareholders' equity | | | |
|---|---|---|---|
| **Liabilities** | | | |
| Insurance reserves, gross | 8 | **224,795** | 223,418 |
| Reserve for premium refunds | | **731** | 943 |
| Insurance reserves for life insurance where the investment risk is carried by policyholders | 6 | **22,378** | 22,063 |
| Deposits received under ceded reinsurance contracts | | **4,514** | 4,825 |
| Obligation to repurchase securities | | **4,743** | 3,742 |
| Deferred tax liabilities | 9 | **5,238** | 5,450 |
| Accrued liabilities | | **2,983** | 2,865 |
| Deferred front-end fees | | **3,078** | 3,015 |
| Debt related to capital markets and banking activities | 11 | **4,221** | 5,961 |
| Senior and subordinated debt | 11 | **4,726** | 4,775 |
| Other liabilities | | **14,922** | 15,981 |
| Collateralized loans | | **4,202** | 4,701 |
| **Total liabilities** | | **296,531** | 297,739 |
| **Minority interests** | | **766** | 969 |
| **Shareholders' equity** | | | |
| Preferred securities | | **1,096** | 1,096 |
| Common stock | | **635** | 923 |
| Treasury stock | | **(2)** | (6) |
| Additional paid-in capital | | **10,239** | 10,208 |
| Net unrealized gains/(losses) on investments | 5 | **(131)** | 862 |
| Cumulative translation adjustment | | **79** | 152 |
| Retained earnings | | **7,131** | 5,699 |
| **Common stockholders' equity** | | **17,951** | 17,838 |
| **Total shareholders' equity** | | **19,047** | 18,934 |
| **Total liabilities, minority interests and shareholders' equity** | | **316,344** | 317,642 |

[1] Restated for implementation of new accounting standard as discussed in note 3.

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

# Consolidated statements of cash flows (unaudited)

in USD millions
for the six months ended June 30

| | 2004 | 2003[1] |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | **1,448** | 752 |
| *Adjustments for:* | | |
| Net capital (gains)/losses on investments and impairments | **(1,091)** | (1,178) |
| Net loss/(gain) on divestments of businesses | **14** | (1) |
| Equity in income of investments in associates | **(85)** | (6) |
| Depreciation and amortization | **310** | 377 |
| Other non-cash items | **(14)** | 599 |
| *Changes in operational assets and liabilities:* | | |
| Deferred policy acquisition costs | **(187)** | (347) |
| Reinsurance assets, net | **202** | (858) |
| Deposits made under assumed reinsurance contracts | **228** | 209 |
| Receivables and payables | **(1,391)** | (3,117) |
| Insurance reserves, gross | **4,716** | 8,199 |
| Deferred income tax, net | **81** | 465 |
| Net changes in other operational assets and liabilities | **(124)** | 1,308 |
| **Net cash provided by operating activities** | **4,107** | 6,402 |
| **Cash flows from investing activities** | | |
| *Sales and maturities:* | | |
| Debt securities | **33,444** | 50,934 |
| Equity securities | **21,356** | 23,432 |
| Other (primarily other investments and fixed assets) | **4,845** | 8,664 |
| *Purchases:* | | |
| Debt securities | **(40,527)** | (60,915) |
| Equity securities | **(19,966)** | (18,407) |
| Other (primarily other investments and fixed assets) | **(5,417)** | (7,453) |
| Investments in associates, net | **66** | (1) |
| Divestments of companies, net of cash balances | **1,559** | 138 |
| Dividends from associates | **17** | 9 |
| **Net cash used in investing activities** | **(4,623)** | (3,599) |
| **Cash flows from financing activities** | | |
| Change in universal life and investment contracts, net | **88** | 325 |
| Proceeds from sale and repurchase agreements | **935** | 1,358 |
| Dividends paid to shareholders | **(16)** | (20) |
| (Redemption)/issuance of preferred stock by subsidiaries | **(195)** | (527) |
| Issuance of debt | **779** | 113 |
| Payments on debt outstanding | **(2,471)** | (1,134) |
| **Net cash (used in)/provided by financing activities** | **(880)** | 115 |
| Effect of exchange rate changes on cash and cash equivalents | **(156)** | 296 |
| Change in cash and cash equivalents | **(1,552)** | 3,214 |
| Cash and cash equivalents as of January 1 (opening balance) | **15,677** | 10,033 |
| **Cash and cash equivalents as of June 30** | **14,125** | 13,247 |

**Other supplementary cash flow disclosures**

| in USD millions | 2004 | 2003[1] |
|---|---|---|
| Other interest income received | **3,528** | 3,335 |
| Dividend income received | **632** | 684 |
| Other interest expense paid | **(594)** | (528) |
| Income tax paid | **(356)** | (490) |

As of June 30, 2004 and 2003, cash and cash equivalents restricted as to use were USD 605 million and USD 1,004 million, respectively, and cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 2,772 million and USD 1,933 million, respectively.

Cash and cash equivalents comprise the following:

| in USD millions | 2004 | 2003[1] |
|---|---|---|
| Cash at bank and in hand | **6,440** | 7,374 |
| Cash equivalents | **7,685** | 5,873 |
| **Balance as of June 30** | **14,125** | 13,247 |

[1] Restated for implementation of new accounting standard as discussed in note 3.

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

# Consolidated statements of shareholders' equity (unaudited)

in USD millions, except number of shares
for the six months ended June 30

| | Number of common shares issued | Preferred securities |
|---|---|---|
| **Balance as of December 31, 2002, as previously reported** | 144,006,955 | 1,096 |
| Implementation of new accounting standard[1] | – | – |
| **Balance as of December 31, 2002, restated** | 144,006,955 | 1,096 |
| Change in net unrealized gains/(losses) on investments (excluding translation adjustments) | – | – |
| Translation adjustments | – | – |
| Change in net gains and (losses) not recognized in the operating statement | – | – |
| Share-based payment transactions | – | – |
| *Treasury stock transactions* | – | – |
| Net income | – | – |
| Dividends on preferred securities | – | – |
| **Balance as of June 30, 2003, restated** | 144,006,955 | 1,096 |
| | | |
| **Balance as of December 31, 2003, as previously reported** | 144,006,955 | 1,096 |
| Implementation of new accounting standard[1] | – | – |
| **Balance as of December 31, 2003, restated** | 144,006,955 | 1,096 |
| Change in net unrealized gains/(losses) on investments (excluding translation adjustments) | – | – |
| Transfer arising from the "legal quote" legislation in Switzerland[2] | – | – |
| Translation adjustments | – | – |
| Change in net gains and (losses) not recognized in the operating statement | – | – |
| Nominal value reduction of common stock[3] | – | – |
| Share-based payment transactions | – | – |
| Treasury stock transactions | – | – |
| Net income | – | – |
| Dividends on preferred securities | – | – |
| **Balance as of June 30, 2004** | **144,006,955** | **1,096** |

[1] Implementation of a new accounting standard is discussed in note 3.
[2] Transfer of net unrealized gains on investments to insurance reserves as "Policyholders' contract deposits and other funds" in connection with the new "legal quote" legislation in Switzerland as described in note 8.
[3] Effective as of June 30, 2004, the share capital was reduced by a nominal value reduction from CHF 9 to CHF 6.50 per each registered share. The payment to shareholders was made on July 1, 2004.

*The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.*

| | Common stock | Treasury stock (nominal value) | Additional paid-in capital | Net unrealized gains/(losses) on investments | Cumulative translation adjustment | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|---|---|---|
| | 1,028 | (14) | 10,031 | 1,080 | (484) | 4,038 | 16,775 |
| | – | – | – | 2 | – | (310) | (308) |
| | 1,028 | (14) | 10,031 | 1,082 | (484) | 3,728 | 16,467 |
| | – | – | – | 813 | – | – | 813 |
| | – | – | – | 21 | 277 | – | 298 |
| | – | – | – | 834 | 277 | – | 1,111 |
| | – | – | 14 | – | – | – | 14 |
| | – | – | (5) | – | – | – | (5) |
| | – | – | – | – | – | 752 | 752 |
| | – | – | – | – | – | (20) | (20) |
| | 1,028 | (14) | 10,040 | 1,916 | (207) | 4,460 | 18,319 |
| | | | | | | | |
| | 923 | (6) | 10,208 | 862 | 181 | 6,120 | 19,384 |
| | – | – | – | – | (29) | (421) | (450) |
| | 923 | (6) | 10,208 | 862 | 152 | 5,699 | 18,934 |
| | – | – | – | (758) | – | – | (758) |
| | – | – | – | (226) | – | – | (226) |
| | – | – | – | (9) | (73) | – | (82) |
| | – | – | – | (993) | (73) | – | (1,066) |
| | (288) | – | – | – | – | – | (288) |
| | – | – | (14) | – | – | – | (14) |
| | – | 4 | 45 | – | – | – | 49 |
| | – | – | – | – | – | 1,448 | 1,448 |
| | – | – | – | – | – | (16) | (16) |
| | **635** | **(2)** | **10,239** | **(131)** | **79** | **7,131** | **19,047** |

## 1. Basis of presentation

These half year consolidated financial statements have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting". The accounting policies used to prepare these consolidated financial statements comply with International Financial Reporting Standards (IFRS), and are consistent with those set out in the notes to the Annual Report 2003 of Zurich Financial Services Group ("the Group") except for the implementation of a new accounting standard, discussed in note 3, which resulted in restatement of the 2003 half year consolidated financial statements included herein. In addition, certain reclassifications have been made to prior period amounts and segment disclosures to conform to the presentation in the Group's Annual Report 2003 and to the current period presentation. These reclassifications have no effect on the previously reported net income.

These unaudited half year consolidated financial statements should be read in conjunction with the Group's Annual Report 2003. The Group's independent auditors have carried out a review of these unaudited half year consolidated financial statements. Their report is set out on page 21.

Certain amounts recorded in the half year consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates made. Interim results are not necessarily indicative of the full year results.

## 2. Foreign currency translation and transactions

The table below summarizes the principal exchange rates which have been used for translation purposes. The net loss on foreign currency transactions included in the consolidated operating statements was USD 48 million and USD 34 million for the six months ended June 30, 2004 and 2003, respectively.

Table 2
**Principal exchange rates**
USD per foreign currency unit

| | Balance sheets as of | | Operating statements and cash flows six months ended | |
|---|---|---|---|---|
| | **06/30/04** | 12/31/03 | **06/30/04** | 06/30/03 |
| Euro | **1.2186** | 1.2594 | **1.2274** | 1.1062 |
| Swiss franc | **0.7999** | 0.8072 | **0.7907** | 0.7412 |
| British pound sterling | **1.8195** | 1.7858 | **1.8225** | 1.6125 |

## 3. Implementation of new accounting standards and adjustments

The Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01 ("SOP 03-01"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. SOP 03-01 has resulted in three significant changes in the treatment of certain life contracts, which have been adopted retrospectively, in accordance with IAS 8:

- Recognition of additional liabilities for guaranteed minimum death benefits, guaranteed retirement income benefits and benefits in respect of annuitization options on an accrual basis, primarily in the life business in the United States. The recognition of guarantee liabilities resulted in a write-down of deferred policy acquisition costs, caused by a reduction in future estimated gross profits supporting these reserves.
- Clarification of the distinction between universal life insurance and investment products, resulting in certain products in the life business in the United Kingdom now being treated as insurance. The classification as insurance consequently resulted in the retrospective accrual of additional insurance reserves.
- "Investments held on account and at risk of life insurance policyholders" and "Insurance reserves for life insurance where the investment risk is carried by policyholders" were reclassified from the respective amounts previously reported to total investments and insurance reserves in the amount of approximately USD 50 billion. This change also resulted in the inclusion in the consolidated operating statements of additional investment result arising from the reclassified investments and a substantially corresponding charge in "Policyholder dividends and participation in profits". As a result, there is no material net impact on the Group's operating results.

The Group has implemented the new standard in these financial statements and the impact is summarized in the tables below.

Table 3.1
**Summary of restatement of key consolidated operating statement items due to implementation of new accounting standard**
in USD millions, for the six months ended June 30, 2003

| | As previously reported[1] | Restatement adjustment | Restated 2003 |
|---|---|---|---|
| ***Revenues*** | | | |
| Net investment income | 3,608 | 669 | 4,277 |
| Net capital gains/(losses) on investments and impairments | (398) | 1,576 | 1,178 |
| **Benefits, losses and expenses** | | | |
| Policyholder dividends and participation in profits | (271) | 2,245 | 1,974 |
| **Net income before income taxes and minority interests** | 1,547 | (36) | 1,511 |
| Income tax expense | (732) | 9 | (723) |
| **Net income** | 779 | (27) | 752 |

[1] After implementation of new accounting standards in 2003 as discussed in note 3 of the Annual Report 2003.

Table 3.2

**Summary of restatement of key consolidated balance sheet items due to implementation of new accounting standard**
in USD millions, as of December 31, 2003

| | As previously reported[1] | Restatement adjustment | Restated 2003 |
|---|---|---|---|
| **Assets** | | | |
| Debt securities | 113,002 | 6,030 | 119,032 |
| Equity securities | 15,188 | 37,134 | 52,322 |
| Other investments | 28,947 | 4,475 | 33,422 |
| Cash and cash equivalents | 13,536 | 2,141 | 15,677 |
| Total investments | 175,967 | 49,780 | 225,747 |
| Investments held on account and at risk of life insurance policyholders | 71,936 | (49,956) | 21,980 |
| Deferred policy acquisition costs | 12,023 | (239) | 11,784 |
| Total assets | 317,876 | (234) | 317,642 |
| **Liabilities** | | | |
| Insurance reserves, gross | 171,864 | 51,554 | 223,418 |
| Insurance reserves for life insurance where the investment risk is carried by policyholders | 73,233 | (51,170) | 22,063 |
| Total liabilities | 297,523 | 216 | 297,739 |
| **Shareholders' equity** | | | |
| Cumulative translation adjustment | 181 | (29) | 152 |
| Retained earnings | 6,120 | (421) | 5,699 |
| Total shareholders' equity | 19,384 | (450) | 18,934 |

[1] *After implementation of new accounting standards in 2003 as discussed in note 3 of the Annual Report 2003.*

Table 3.3

**Summary of restatement of key consolidated statement of cash flows items due to implementation of new accounting standard**
in USD millions, for the six months ended June 30, 2003

| | As previously reported[1] | Restatement adjustment | Restated 2003 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | 779 | (27) | 752 |
| *Adjustments for:* | | | |
| Net capital (gains)/losses on investments and impairments | 398 | (1,576) | (1,178) |
| *Changes in operational assets and liabilities:* | | | |
| Insurance reserves, gross | 4,849 | 3,350 | 8,199 |
| Net cash provided by operating activities | 4,452 | 1,950 | 6,402 |
| **Cash flows from investing activities** | | | |
| *Sales and maturities:* | | | |
| Debt securities | 44,512 | 6,422 | 50,934 |
| Equity securities | 17,965 | 5,467 | 23,432 |
| *Purchases:* | | | |
| Debt securities | (56,296) | (4,619) | (60,915) |
| Equity securities | (9,594) | (8,813) | (18,407) |
| Net cash used in investing activities | (1,993) | (1,606) | (3,599) |
| Change in cash and cash equivalents | 2,870 | 344 | 3,214 |
| Cash and cash equivalents as at January 1 (opening balance) | 8,444 | 1,589 | 10,033 |
| Cash and cash equivalents as of June 30 | 11,314 | 1,933 | 13,247 |

[1] After implementation of new accounting standards in 2003 as discussed in note 3 of the Annual Report 2003.

Table 3.4

**Restatement of quarterly consolidated financial information due to implementation of new accounting standard (unaudited)**
in USD millions, for the three months ended

| | 06/30/03 | **03/31/04** | 03/31/03 |
|---|---|---|---|
| Net income, as previously reported[1] | 645 | **702** | 134 |
| Restatement adjustment | (11) | **28** | (16) |
| Net income, restated | 634 | **730** | 118 |

[1] As published in note 29 of the Annual Report 2003.

This SOP 03-01 restatement adjustment is entirely attributable to the Life Insurance segment. The total net adjustment to total shareholders' equity as of December 31, 2003 was USD 450 million, for which an estimated amount of USD 600 million was recorded in the first quarter of 2004.

In 2004, figures for the Group's internal reinsurance transactions have been allocated to the specific regions that wrote the underlying business whereas in 2003 those results were recorded in the Centrally Managed Businesses region. The 2003 figures have been reclassified to conform to this presentation.

**Forthcoming changes in accounting and reporting affecting the basis of presentation and comparability**
During the next few years, there will be a number of further changes to our consolidated financial statements. The principal change will occur for 2005 reporting when new and amended standards already issued and likely to be issued by the International Accounting Standards Board will be implemented. The most significant impact will be from the International Financial Reporting Standard on "Insurance Contracts" (IFRS 4). The impact continues to be evaluated, but our net income, shareholders' equity and presentation of the financial statements will all be affected. To the extent that IFRS 4 does not determine accounting for insurance contracts, we will continue, as disclosed in our Annual Report 2003, to refer to accounting principles generally accepted in the United States (US GAAP) for guidance on accounting for insurance.

## 4. Changes in the scope of consolidation

During the six months ended June 30, 2004 and June 30, 2003, the Group completed sales of several businesses. The aggregate net loss on divestments before tax was USD (14) million for the six months ended June 30, 2004. The net gain on divestments before tax was USD 1 million for the six months ended June 30, 2003. The after tax (loss)/gain was USD (18) million and USD 6 million for the six months ended June 30, 2004 and 2003, respectively. Total cash consideration received was USD 1,739 million and USD 146 million for the six months ended June 30, 2004 and 2003, respectively.

Table 4
**Net gain on significant divestments**
in USD millions, for the six months ended June 30

| | 2004 | 2003 |
|---|---|---|
| Consideration received | **1,739** | 89 |
| Less: net assets divested | **(1,708)** | (70) |
| Costs related to divestments | **(45)** | (19) |
| Net loss on divestments before tax | **(14)** | – |
| **Net assets divested** | | |
| Cash and cash equivalents | **180** | 8 |
| Other assets | **3,955** | 641 |
| Insurance liabilities | **(515)** | – |
| Other liabilities | **(1,912)** | (579) |
| Net assets divested | **1,708** | 70 |

The Group's significant transactions affecting the scope of consolidation during the six months ended June 30, 2004 and 2003 were as follows.

**Changes in the first six months of 2004**
On June 30, 2004, the Group completed the sale of Zurich Insurance (Singapore) Pte. Ltd. to QBE Insurance (International) Limited, recognizing a gain on the transaction of less than USD 1 million before tax.

On June 14, 2004, the Group completed the sale of Zürich Krankenversicherung AG (Deutschland) as well as the Group's stake in GLOBALE Krankenversicherungs-AG to DKV Deutsche Krankenversicherung AG, recognizing a gain of USD 13 million before tax.

On May 31, 2004, the Group completed the sale of the insurance portfolio of its subsidiary Zurich Life Philippines, Inc to The Manufacturers Life Insurance Company (Phils.), Inc.

On March 10, 2004, the Group completed the sale of McMillan Shakespeare Australia Pty Limited to McMillan Shakespeare Limited, recognizing a gain of USD 9 million before tax.

On February 12, 2004, the Group completed the sale of all of its life insurance operations, its workers' compensation portfolio and its general insurance operations in the consumer and small commercial segments in Belgium to P&V Assurances, recognizing a loss of USD 37 million before tax. The sale of the Luxembourg operation to P&V Assurances is expected to be completed in the second half of 2004.

In 2003, the Group signed a framework agreement with BNP Paribas for the transfer of certain derivatives transactions and credit facilities and related assets of Zurich Capital Markets to BNP Paribas. A portion of these transfers was completed as of December 31, 2003, and the remaining portion is ongoing and expected to be completed in 2004.

Additionally, there were several post completion adjustments recognized or accrued for divestments completed during or prior to the first six months of 2004. The net gain from these post completion adjustments was USD 1 million.

In the first six months of 2004, the companies and businesses divested contributed USD 8 million to the Group's net income.

**Changes in the first six months of 2003**
On March 31, 2003, the Group completed the sale of Rüd, Blass & Cie AG, Bankgeschäft to Deutsche Bank (Suisse) SA. For this transaction, a significant portion of the sales proceeds could not be recognized at the time of sale, as it is contingent on the development of assets under management over a period of fifteen months subsequent to the closing. Finalization is expected in the second half of 2004.

In January 2003, the Group completed the sale of its insurance operations in the Czech Republic, recognizing a gain of USD 6 million before tax.

In addition, certain business operations were discontinued or disposed to third parties in Taiwan, the United Kingdom, the United States and Estonia.

## 5. Investments

Investments include "Group investments" and "Investments for unit-linked products" (due to the implementation of SOP 03-01 as discussed in note 3). "Group investments" include investments where the Group bears all or part of the investment risk. The investment result of "Investments for unit-linked products" is included in the operating statements, despite the fact that policyholders bear the investment risk. This investment result, however, is offset by a substantially corresponding charge included in "Policyholder dividends and participation in profits". As a result, there is no material net impact on the Group's operating results. To distinguish between the different character of "Group investments" and "Investments for unit-linked products", separate investment disclosures are set forth below.

| Table 5.1<br>**Investment result**<br>in USD millions, for the six months ended June 30 | **Net investment income** | | **Net capital gains/(losses) and impairments** | | **Investment result** | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| *Group investments:* | | | | | | |
| Debt securities | **2,529** | 2,560 | **(9)** | 1,311 | **2,520** | 3,871 |
| Equity securities | **254** | 324 | **(4)** | (1,273) | **250** | (949) |
| Investments in associates | **85** | 6 | **(77)** | (6) | **8** | – |
| *Other investments:* | | | | | | |
| Investments held by investment companies | **7** | – | **167** | (10) | **174** | (10) |
| Real estate held for investment | **251** | 251 | **(2)** | (9) | **249** | 242 |
| Mortgage loans, policyholders' collateral and other loans | **500** | 390 | **143** | 86 | **643** | 476 |
| Short-term investments | **41** | 31 | **–** | – | **41** | 31 |
| Other | **25** | 84 | **29** | (490) | **54** | (406) |
| Cash and cash equivalents | **122** | 104 | **5** | (7) | **127** | 97 |
| **Investment result, gross, for Group investments** | 3,814 | 3,750 | 252 | (398) | 4,066 | 3,352 |
| Investment expenses for Group investments | **(207)** | (142) | **–** | – | **(207)** | (142) |
| **Investment result, net, for Group investments** | 3,607 | 3,608 | 252 | (398) | 3,859 | 3,210 |
| *Investments for unit-linked products:* | | | | | | |
| **Investment result, net, for investments for unit-linked products** | 835 | 669 | 839 | 1,576 | 1,674 | 2,245 |
| *Total investments:* | | | | | | |
| **Investment result, net, for total investments** | 4,442 | 4,277 | 1,091 | 1,178 | 5,533 | 5,455 |

The details of the investment balances as of June 30, 2004 and December 31, 2003 are given in the tables below.

| Table 5.2<br>**Breakdown of investments** | **Group investments** | | | | **Investments for unit-linked products** | | **Total investments** | |
|---|---|---|---|---|---|---|---|---|
| | **06/30/04** | | 12/31/03 | | **06/30/04** | 12/31/03 | **06/30/04** | 12/31/03 |
| | **USD millions** | **% of total** | USD millions | % of total | **USD millions** | USD millions | **USD millions** | USD millions |
| *Debt securities:* | | | | | | | | |
| Available-for-sale | **101,141** | **58.2%** | 100,025 | 56.8% | **56** | 61 | **101,197** | 100,086 |
| Held-to-maturity | **5,409** | **3.1%** | 3,886 | 2.2% | **–** | – | **5,409** | 3,886 |
| Trading | **9,407** | **5.4%** | 9,091 | 5.2% | **5,355** | 5,969 | **14,762** | 15,060 |
| **Total debt securities** | 115,957 | 66.7% | 113,002 | 64.2% | 5,411 | 6,030 | 121,368 | 119,032 |
| *Equity securities (including trading banking activities):* | | | | | | | | |
| Available-for-sale | **11,444** | **6.6%** | 13,525 | 7.7% | **–** | – | **11,444** | 13,525 |
| Trading | **4,559** | **2.6%** | 5,966 | 3.4% | **39,287** | 37,134 | **43,846** | 43,100 |
| *of which: Trading equity portfolios in capital markets and banking activities* | ***2,840*** | ***1.6%*** | *4,303* | *2.4%* | **–** | – | ***2,840*** | *4,303* |
| **Total equity securities** | 16,003 | 9.2% | 19,491 | 11.1% | 39,287 | 37,134 | 55,290 | 56,625 |
| **Investments in associates** | 720 | 0.4% | 991 | 0.6% | – | – | 720 | 991 |
| *Other investments:* | | | | | | | | |
| Investments held by investment companies | **1,793** | **1.1%** | 1,576 | 0.9% | **–** | – | **1,793** | 1,576 |
| Real estate held for investment | **7,012** | **4.0%** | 7,462 | 4.2% | **4,181** | 3,639 | **11,193** | 11,101 |
| Mortgage loans | **9,621** | **5.5%** | 11,283 | 6.4% | **–** | – | **9,621** | 11,283 |
| Policyholders' collateral and other loans | **9,812** | **5.7%** | 7,479 | 4.3% | **17** | – | **9,829** | 7,479 |
| Short-term investments | **1,442** | **0.8%** | 998 | 0.6% | **711** | 836 | **2,153** | 1,834 |
| Other | **137** | **0.1%** | 149 | 0.1% | **–** | – | **137** | 149 |
| **Total other investments** | 29,817 | 17.2% | 28,947 | 16.5% | 4,909 | 4,475 | 34,726 | 33,422 |
| **Cash and cash equivalents** | 11,353 | 6.5% | 13,536 | 7.6% | 2,772 | 2,141 | 14,125 | 15,677 |
| **Total investments** | 173,850 | 100.0% | 175,967 | 100% | 52,379 | 49,780 | 226,229 | 225,747 |

Short-term investments include investments which have an original maturity of less than one year.

Table 5.3
**Realized capital gains/(losses) and impairments on available-for-sale debt and equity securities**
*in USD millions, for the six months ended June 30*

| | Debt securities | | Equity securities | | Total | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| *Group investments:* | | | | | | |
| Gross realized capital gains – available-for-sale | **334** | 1,317 | **383** | 593 | **717** | 1,910 |
| Gross realized capital losses – available-for-sale | **(93)** | (109) | **(425)** | (1,304) | **(518)** | (1,413) |
| Impairments – available-for-sale | **(12)** | (30) | **(38)** | (943) | **(50)** | (973) |
| **Total for Group investments – available-for-sale** | **229** | 1,178 | **(80)** | (1,654) | **149** | (476) |

Table 5.4
**Unrealized gains/(losses) on investments included in shareholders' equity**
*in USD millions, as of*

| | **06/30/04** | 12/31/03 |
|---|---|---|
| Debt securities – available-for-sale | **1,314** | 2,843 |
| Equity securities – available-for-sale | **(437)** | (708) |
| Other | **(54)** | (157) |
| *Less amount of net unrealized investment (gains)/losses attributable to:* | | |
| Life policyholder dividends and other policyholder liabilities | **(837)** | (638) |
| Life deferred acquisition costs | **(36)** | (119) |
| Deferred income taxes | **(72)** | (353) |
| Minority interests | **(9)** | (6) |
| **Total** | **(131)** | 862 |

## 6. Investments held on account and at risk of life insurance policyholders and insurance reserves for life insurance where the investment risk is carried by policyholders

Table 6
**Investments held on account and at risk of life insurance policyholders and insurance reserves for life insurance where the investment risk is carried by policyholders**
*in USD millions, as of*

| | **06/30/04** | 12/31/03 |
|---|---|---|
| Debt securities | **718** | 235 |
| Equity securities | **20,632** | 21,175 |
| Collateral and other loans | **4** | 6 |
| Short-term investments | **28** | – |
| Other investments | **824** | 453 |
| Cash and cash equivalents | **92** | 111 |
| **Total investments held on account and at risk of life insurance policyholders** | **22,298** | 21,980 |
| **Total insurance reserves for life insurance where the investment risk is carried by policyholders** | **22,378** | 22,063 |

In certain countries, "Insurance reserves for life insurance where the investment risk is carried by policyholders" include amounts due to policyholders as well as deferred front-end fees and, thus, the reserves are carried at a higher amount than the total "Investments held on account and at risk of life insurance policyholders".

The implementation of SOP 03-01, as discussed in note 3, resulted in a reclassification of the assets and reserves for products sold in certain countries, predominantly the UK, to their respective investment categories and insurance reserves, respectively, as they do not meet the criteria for classification as "separate accounts". The effects are disclosed in note 3. The remaining balances represent products which consist primarily of variable life insurance and annuity products for which the policyholder directly bears the investment risk of the related assets.

## 7. Insurance benefits, losses and expenses

Table 7.1

| **Breakdown of insurance benefits, losses and expenses**<br>in USD millions, for the six months ended June 30 | Gross | | Ceded | | Net | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| Losses and loss adjustment expenses | **12,882** | 12,163 | **(2,007)** | (1,915) | **10,875** | 10,248 |
| Life insurance death and other benefits | **7,480** | 5,031 | **(130)** | (283) | **7,350** | 4,748 |
| (Decrease)/increase in future life policyholders' benefits | **(1,815)** | 1,694 | **(135)** | (69) | **(1,950)** | 1,625 |
| **Total insurance benefits and losses** | **18,547** | 18,888 | **(2,272)** | (2,267) | **16,275** | 16,621 |
| *of which:* | | | | | | |
| Losses and loss adjustment expenses paid | **10,425** | 8,797 | **(1,974)** | (797) | **8,451** | 8,000 |

Table 7.2

| **Breakdown of policyholder dividends and participation in profits**<br>in USD millions, for the six months ended June 30 | Gross | | Ceded | | Net | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| **Policyholder dividends and participation in profits** | **1,976** | 1,996 | **1** | (22) | **1,977** | 1,974 |

Table 7.3

| **Breakdown of underwriting and policy acquisition costs**<br>in USD millions, for the six months ended June 30 | Gross | | Ceded | | Net | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| **Underwriting and policy acquisition costs** | **4,416** | 3,876 | **(636)** | (713) | **3,780** | 3,163 |

SOP 03-01, as discussed in note 3, clarifies the distinction between universal life insurance and investment products, resulting in certain products in the UK life business now being treated as insurance. The classification as insurance consequently resulted in the retrospective accrual of additional reserves. In addition, the Group recognized additional liabilities for contract features such as guaranteed minimum death benefits ("GMDB") and guaranteed retirement income benefits ("GRIB") included in universal-life type contracts, as well as guaranteed annuitization options ("GAO"). The determination of the GMDB, GRIB and GAO liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs.

## 8. Insurance reserves

Table 8.1
**Insurance reserves**

| in USD millions, as of | 06/30/04 | 12/31/03 |
|---|---|---|
| **Gross** | | |
| Reserves for losses and loss adjustment expenses | **52,457** | 51,068 |
| Reserves for unearned premiums | **15,891** | 13,944 |
| Future life policyholders' benefits | **81,154** | 85,211 |
| Policyholders' contract deposits and other funds | **21,618** | 22,007 |
| Reserves for unit-linked products | **53,675** | 51,188 |
| Total insurance reserves, gross | **224,795** | 223,418 |
| **Ceded** | | |
| Reserves for losses and loss adjustment expenses | **(13,934)** | (14,055) |
| Reserves for unearned premiums | **(2,401)** | (2,157) |
| Future life policyholders' benefits | **(894)** | (875) |
| Policyholders' contract deposits and other funds | **(3,724)** | (3,799) |
| Total ceded reserves (reinsurers' share of insurance reserves) | **(20,953)** | (20,886) |
| **Net** | | |
| Reserves for losses and loss adjustment expenses | **38,523** | 37,013 |
| Reserves for unearned premiums | **13,490** | 11,787 |
| Future life policyholders' benefits | **80,260** | 84,336 |
| Policyholders' contract deposits and other funds | **17,894** | 18,208 |
| Reserves for unit-linked products | **53,675** | 51,188 |
| **Total insurance reserves, net** | **203,842** | 202,532 |

Reserves for unit-linked products relate to the implementation of SOP 03-01 as discussed in note 3.

Table 8.2
**Reserves for losses and loss adjustment expenses**

| in USD millions | 2004 | 2003 |
|---|---|---|
| **As of January 1 (opening balance)** | | |
| Gross reserves for losses and loss adjustment expenses | **51,068** | 45,306 |
| Reinsurance recoverable | **(14,055)** | (14,940) |
| Net reserves for losses and loss adjustment expenses | **37,013** | 30,366 |
| Net losses and loss adjustment expenses incurred | | |
| Current period | **10,219** | 9,835 |
| Prior years | **656** | 413 |
| Total | **10,875** | 10,248 |
| Net losses and loss adjustment expenses paid | | |
| Current period | **(2,555)** | (2,465) |
| Prior years | **(5,896)** | (5,535) |
| Total | **(8,451)** | (8,000) |
| Divestments of companies and businesses | **(394)** | (105) |
| Foreign currency translation effects | **(520)** | 898 |
| **As of June 30 (closing balance)** | | |
| Net reserves for losses and loss adjustment expenses | **38,523** | 33,407 |
| Reinsurance recoverable | **13,934** | 14,980 |
| **Gross reserves for losses and loss adjustment expenses** | **52,457** | 48,387 |

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the operating statements in the period in which estimates are changed.

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as at the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Deferred charges relating to retrospective reinsurance assumed totaling USD 178 million and USD 251 million as of June 30, 2004 and 2003, respectively, have been deducted from reserves for losses and loss adjustment expenses.

Table 8.3

**Future life policyholders' benefits and policyholders' contract deposits and other funds (gross of reinsurance)**

| in USD millions, as of | 06/30/04 | 12/31/03 |
|---|---|---|
| **Future life policyholders' benefits** | | |
| Long-duration contracts | **81,052** | 85,119 |
| Short-duration contracts | **102** | 92 |
| **Total** | **81,154** | 85,211 |
| **Policyholders' contract deposits and other funds** | | |
| Annuities | **1,797** | 1,953 |
| Universal life and other investment contracts | **12,197** | 12,461 |
| Policyholder dividends | **7,624** | 7,593 |
| **Total** | **21,618** | 22,007 |

The Group, through its subsidiary Kemper Investors Life Insurance Company, has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The maximum additional potential liability after reinsurance recoveries that the Group would have under these policies at the balance sheet date as of June 30, 2004 would be USD 545 million (December 31, 2003 – USD 463 million). The Group believes the crystallization of such liability is not likely.

The "legal quote" legislation came into force on April 1, 2004, with retroactive effect from January 1, 2004. It relates to the regulated pension business in Switzerland and provides for mandatory participation in profits by policyholders. A minimum dividend rate of 90% of the calculated surplus must be allocated to policyholders as the surplus arises, where previously such allocations occurred when bonuses were declared. The Group accounted for this change by transferring net unrealized gains on investments included in shareholders' equity amounting to USD 226 million to insurance reserves as "Policyholders' contract deposits and other funds". The current accounting treatment reflects management's best estimate and assumptions. However, as this legislation is recent and lacking detailed guidance, and as there are certain matters requiring clarification by the Swiss regulator (Swiss Federal Office of Private Insurance – "FOPI"), estimates and assumptions may change, and, as a consequence, the accounting treatment may be adjusted. Depending on the final guidance, the resulting impacts on the Group's financial position could be material.

## 9. Income taxes

Table 9.1

**Income tax expense**

| in USD millions, for the six months ended June 30 | 2004 | 2003 |
|---|---|---|
| Current | **530** | 443 |
| Deferred | **209** | 280 |
| **Total income tax expense** | **739** | 723 |

The Group, as a proxy for life insurance policyholders in the UK, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense. The tax expense attributable to UK policyholder earnings was USD 4 million and USD 75 million for the six months ended June 30, 2004 and 2003, respectively. In addition, deferred income tax on unrealized investment gains on unit-linked contracts is included as income tax expense and an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue. Income tax is shown before reduction for the element attributable to policyholders.

Table 9.2

**Expected and actual income tax expense**

| in USD millions, for the six months ended June 30 | 2004 | 2003 |
|---|---|---|
| Expected income tax expense | **728** | 507 |
| *Reduction/(increase) in taxes resulting from:* | | |
| Non-taxable income | **(138)** | (52) |
| Non-deductible expenses | **41** | 37 |
| Withholding, state and local taxes | **12** | 20 |
| Non-utilizable tax losses | **58** | 125 |
| Additional tax expense attributable to life insurance policyholder earnings | **(7)** | 42 |
| Other | **45** | 44 |
| Actual income tax expense | **739** | 723 |

The table above illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

The expected weighted average tax rate for the Group was 32.5% and 33.5% in the first six months in 2004 and 2003, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax rate in relation to the operating income/(loss) generated in the main taxable territories in which the Group operates.

Table 9.3
**Deferred income taxes**
in USD millions, as of

| | 06/30/04 | 12/31/03 |
|---|---|---|
| **Deferred tax assets** | | |
| Deferred tax assets, gross | **3,895** | 4,070 |
| Valuation allowance on deferred tax assets | **(265)** | (351) |
| **Deferred tax assets, net** | **3,630** | 3,719 |
| **Deferred tax liabilities** | **(5,238)** | (5,450) |
| **Net deferred tax liabilities** | **(1,608)** | (1,731) |

The current income tax payable (net of income tax receivable) as of June 30, 2004 and December 31, 2003 was USD 775 million and USD 614 million, respectively.

As of June 30, 2004, and December 31, 2003, respectively, the Group had income tax loss carryforwards of USD 2,978 million and USD 3,251 million available (subject to various statutory restrictions) for use against future taxable income. The majority of the income tax loss carryforwards expire after five years. Deferred tax assets for loss carryforwards of USD 2,020 million and USD 2,218 million have been recognized as of June 30, 2004, and December 31, 2003, respectively.

## 10. Deferred policy acquisition costs

Table 10
**Deferred policy acquisition costs**
in USD millions

| | General Insurance 2004 | Life Insurance 2004 | Other Segments[1] 2004 | Total 2004 |
|---|---|---|---|---|
| **As of January 1 (opening balance)** | **2,085** | **9,601** | **98** | **11,784** |
| Acquisition costs deferred and transfers | **1,218** | **643** | **(12)** | **1,849** |
| Amortization charged to income | **(1,003)** | **(649)** | **(11)** | **(1,663)** |
| Amortization charged to shareholders' equity | **–** | **50** | **1** | **51** |
| Divestments | **(10)** | **(28)** | **–** | **(38)** |
| Increase/(decrease) due to currency translation | **(21)** | **14** | **(1)** | **(8)** |
| **As of June 30 (closing balance)** | **2,269** | **9,631** | **75** | **11,975** |

[1] Including eliminations of intersegment transactions

## 11. Debt

Table 11.1
**Debt**
in USD millions, as of

| | | 06/30/04 | 12/31/03 |
|---|---|---|---|
| **a) Debt related to capital markets and banking activities** | | | |
| Zurich Capital Markets | Commercial paper, due in the following year | **–** | 2,113 |
| | Notes and loans payable, due within 2004 | **3,523** | 2,855 |
| | Notes and loans payable, due 2005–2013 | **391** | 546 |
| | Notes and loans payable, due after 2014 | **155** | 150 |
| Dunbar Bank | Short-term borrowings | **28** | 136 |
| Centre Solutions (Bermuda) Ltd. | Various debt instruments | **124** | 161 |
| Debt related to capital markets and banking activities | | **4,221** | 5,961 |
| **b) Senior debt** | | | |
| Zurich Finance (USA), Inc. | 3.5% CHF bond, due July 2008 | **239** | 242 |
| | 2.75% CHF bond, due July 2006 | **398** | 403 |
| Zurich International (Bermuda) Ltd. | Zero coupon CHF exchangeable bond, due July 2004 | **429** | 427 |
| Kemper Corporation | Various debt instruments, due in 2009 | **27** | 27 |
| Zurich Insurance Company | 3.875% CHF bond, due July 2011 | **800** | 807 |
| | Various borrowings and notes | **152** | 94 |
| Zurich Financial Services (UKISA) | Short-term bank borrowings | **–** | 54 |
| Other | Various debt instruments | **277** | 306 |
| Senior debt | | **2,322** | 2,360 |
| **c) Subordinated debt** | | | |
| Zurich Capital Trust I | 8.376% USD Capital Securities, due June 2037 | **1,000** | 1,000 |
| Zurich Finance (UK) p.l.c | 6.625% GBP bond, undated notes | **804** | 795 |
| Zurich Finance (USA), Inc. | 5.75% EUR bond, due October 2023 | **600** | 620 |
| Subordinated debt | | **2,404** | 2,415 |
| Total senior and subordinated debt | | **4,726** | 4,775 |
| **Total debt** | | **8,947** | 10,736 |

Table 11.2
**Maturity schedule of outstanding debt**
in USD millions

| | 06/30/04 |
|---|---|
| 2004 (six months) | **4,014** |
| 2005 | **162** |
| 2006 | **620** |
| 2007 | **257** |
| 2008 | **271** |
| after 2008 | **3,623** |
| **Total** | **8,947** |

Table 11.3
**Interest expense on debt**
in USD millions, for the six months ended June 30

| | 2004 | 2003 |
|---|---|---|
| Debt related to capital markets and banking activities | **37** | 87 |
| Senior debt | **45** | 73 |
| Subordinated debt | **84** | 63 |
| **Total** | **166** | 223 |

On April 21, 2004, a new USD 3 billion syndicated revolving credit facility was signed to replace the USD 1.5 billion facility, which would have matured on May 28, 2004. The new syndicated credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the new facility, which allows for drawings of up to USD 1.25 billion, USD 1.5 billion and USD 250 million respectively for themselves and a number of defined subsidiary borrowers. No borrowings were outstanding as of June 30, 2004 under the new facility. Farmers Group, Inc. cancelled their existing USD 250 million credit facility, which would otherwise have expired in September 2004 after the above facility was in place.

Zurich Capital Markets' USD 1.27 billion syndicated revolving credit facility (multi-currency credit agreement), which was in place as of December 31, 2003 as a backstop for the commercial paper program, was terminated as per March 12, 2004. No commercial papers were outstanding as of June 30, 2004.

## 12. Commitments and contingencies

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of business as an insurer. Based on management's current understanding of facts and circumstances, the expected outcome of these matters would not have a material impact on the Group's consolidated financial position. However, the ultimate outcome of such current legal proceedings, claims and litigation could differ from current expectations, and, consequently, could potentially have a material effect on operating results or cash flows in a future period.

## 13. Segment information

**Table 13.1**
**Operating statements by business segment**
in USD millions, for the six months ended June 30

| | General Insurance | | Life Insurance | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Revenues** | | | | |
| Direct written premiums and policy fees | **17,953** | 16,607 | **5,644** | 6,299 |
| Assumed written premiums | **2,604** | 2,701 | **32** | 37 |
| Gross written premiums and policy fees | **20,557** | 19,308 | **5,676** | 6,336 |
| Less premiums ceded to reinsurers | **(4,012)** | (4,288) | **(421)** | (404) |
| Net written premiums and policy fees | **16,545** | 15,020 | **5,255** | 5,932 |
| Net change in reserves for unearned premiums | **(1,908)** | (1,903) | **(1)** | 8 |
| Net earned premiums and policy fees | **14,637** | 13,117 | **5,254** | 5,940 |
| Management fees | **–** | – | **7** | 88 |
| Net investment income | **1,128** | 962 | **3,042** | 3,002 |
| Net capital gains/(losses) on investments and impairments | **92** | 187 | **850** | 932 |
| Net (loss)/gain on divestments of businesses | **(46)** | (26) | **36** | – |
| Other income | **232** | 249 | **414** | 375 |
| **Total revenues** | **16,043** | 14,489 | **9,603** | 10,337 |
| Inter-segment transactions | **(195)** | 147 | **(180)** | (37) |
| **Benefits, losses and expenses** | | | | |
| Losses and loss adjustment expenses | **10,503** | 9,656 | **44** | 28 |
| Life insurance death and other benefits | **45** | 71 | **6,942** | 4,370 |
| (Decrease)/increase in future life policyholders' benefits | **6** | 5 | **(1,909)** | 1,583 |
| Insurance benefits and losses | **10,554** | 9,732 | **5,077** | 5,981 |
| Policyholder dividends and participation in profits | **3** | 5 | **1,850** | 1,784 |
| Underwriting and policy acquisition costs | **2,552** | 2,219 | **1,040** | 764 |
| Administrative and other operating expenses | **1,349** | 1,219 | **608** | 669 |
| Amortization of intangible assets | **55** | 47 | **99** | 77 |
| Interest expense on debt | **92** | 90 | **18** | 24 |
| Interest credited to policyholders and other interest | **78** | 57 | **365** | 473 |
| **Total benefits, losses and expenses** | **14,683** | 13,369 | **9,057** | 9,772 |
| **Net income/(loss) before income taxes and minority interests** | **1,360** | 1,120 | **546** | 565 |
| **Net income/(loss)** | **981** | 782 | **393** | 382 |
| **Supplementary segment information** | | | | |
| Losses and loss adjustment expenses paid, net | **7,774** | 7,335 | **49** | 42 |
| *Significant non-cash expenses:* | | | | |
| Depreciation and impairments of fixed assets | **31** | 61 | **33** | 49 |
| Amortization and impairments of intangible assets | **55** | 47 | **99** | 77 |

| | Farmers Management Services | | Other Businesses | | Corporate Center | | Eliminations | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| | – | – | 95 | 71 | – | 3 | 8 | 4 | 23,700 | 22,984 |
| | – | – | 638 | 751 | 445 | 355 | (1,007) | (857) | 2,712 | 2,987 |
| | – | – | 733 | 822 | 445 | 358 | (999) | (853) | 26,412 | 25,971 |
| | – | – | (88) | (71) | (438) | (347) | 999 | 853 | (3,960) | (4,257) |
| | – | – | 645 | 751 | 7 | 11 | – | – | 22,452 | 21,714 |
| | – | – | 99 | (19) | 5 | 1 | – | – | (1,805) | (1,913) |
| | – | – | 744 | 732 | 12 | 12 | – | – | 20,647 | 19,801 |
| | 980 | 935 | 14 | 16 | 4 | 3 | (3) | (5) | 1,002 | 1,037 |
| | 39 | 43 | 395 | 498 | 298 | 165 | (460) | (393) | 4,442 | 4,277 |
| | 1 | (2) | 58 | 274 | 90 | (213) | – | – | 1,091 | 1,178 |
| | – | – | (2) | 27 | (2) | – | – | – | (14) | 1 |
| | 12 | – | 120 | 124 | 199 | 147 | (225) | (116) | 752 | 779 |
| | 1,032 | 976 | 1,329 | 1,671 | 601 | 114 | (688) | (514) | 27,920 | 27,073 |
| | (4) | 7 | (282) | (358) | (27) | (273) | 688 | 514 | – | – |
| | – | – | 405 | 454 | 2 | 150 | (79) | (40) | 10,875 | 10,248 |
| | – | – | 288 | 263 | 9 | 18 | 66 | 26 | 7,350 | 4,748 |
| | – | – | (4) | 106 | (44) | (72) | 1 | 3 | (1,950) | 1,625 |
| | – | – | 689 | 823 | (33) | 96 | (12) | (11) | 16,275 | 16,621 |
| | – | – | 124 | 300 | – | (115) | – | – | 1,977 | 1,974 |
| | – | – | 184 | 180 | 4 | – | – | – | 3,780 | 3,163 |
| | 436 | 401 | 248 | 320 | 370 | 211 | (207) | (97) | 2,804 | 2,723 |
| | 46 | 44 | 3 | 5 | 4 | 43 | – | – | 207 | 216 |
| | – | 21 | 63 | 97 | 378 | 337 | (385) | (346) | 166 | 223 |
| | – | – | 83 | 157 | 28 | 15 | (84) | (60) | 470 | 642 |
| | 482 | 466 | 1,394 | 1,882 | 751 | 587 | (688) | (514) | 25,679 | 25,562 |
| | 550 | 510 | (65) | (211) | (150) | (473) | – | – | 2,241 | 1,511 |
| | 344 | 313 | (89) | (237) | (181) | (488) | – | – | 1,448 | 752 |
| | – | – | 690 | 559 | 16 | 101 | (78) | (37) | 8,451 | 8,000 |
| | 20 | 22 | 6 | 14 | 13 | 15 | – | – | 103 | 161 |
| | 46 | 44 | 3 | 5 | 4 | 43 | – | – | 207 | 216 |

Table 13.2
**Balance sheets (summarized) by business segment**
in USD millions, as of

| | General Insurance | | Life Insurance | |
|---|---|---|---|---|
| | 06/30/04 | 12/31/03 | 06/30/04 | 12/31/03 |
| Total investments | **59,681** | 56,778 | **153,996** | 154,443 |
| Investments held on account and at risk of life insurance policyholders | **–** | 6 | **22,298** | 21,974 |
| Reinsurance assets | **17,006** | 17,128 | **5,246** | 4,947 |
| Deposits made under assumed reinsurance contracts | **1,576** | 1,683 | **17** | 9 |
| Deferred policy acquisition costs | **2,269** | 2,085 | **9,631** | 9,601 |
| Goodwill | **153** | 184 | **494** | 524 |
| Other related intangible assets[1] | **–** | – | **973** | 1,025 |
| Other segment assets | **12,920** | 12,570 | **11,053** | 12,278 |
| **Total segment assets after consolidation of investments in subsidiaries** | 93,605 | 90,434 | 203,708 | 204,801 |
| Reserves for losses and loss adjustment expenses, gross | **47,178** | 45,337 | **216** | 157 |
| Reserves for unearned premiums, gross | **15,646** | 13,470 | **127** | 131 |
| Future life policyholders' benefits, gross | **163** | 157 | **79,057** | 82,740 |
| Policyholders' contract deposits and other funds, gross | **932** | 1,058 | **17,760** | 18,128 |
| Reserves for unit-linked products, gross | **–** | – | **53,675** | 51,188 |
| Insurance reserves, gross | **63,919** | 60,022 | **150,835** | 152,344 |
| Insurance reserves for life insurance where the investment risk is carried by policyholders | **–** | – | **22,378** | 22,063 |
| Debt related to capital markets and banking activities | **–** | – | **–** | – |
| Senior debt | **7,929** | 7,717 | **753** | 1,488 |
| Subordinated debt | **–** | – | **–** | – |
| Other segment liabilities | **12,635** | 13,048 | **18,021** | 18,594 |
| **Total segment liabilities** | **84,483** | 80,787 | **191,987** | 194,489 |
| Minority interests | **193** | 188 | **150** | 149 |
| **Segment equity** | **8,929** | 9,459 | **11,571** | 10,163 |

[1] Other related intangible assets consists of present value of acquired insurance contracts and attorney-in-fact relationship.

| | General Insurance 06/30/04 | General Insurance 12/31/03 | Life Insurance 06/30/04 | Life Insurance 12/31/03 |
|---|---|---|---|---|
| **Supplementary segment information** | | | | |
| Reserves for losses and loss adjustment expenses, net | **33,723** | 31,986 | **122** | 82 |
| Reserves for unearned premiums, net | **13,030** | 11,215 | **124** | 129 |
| Future life policyholders' benefits, net | **162** | 159 | **77,942** | 81,988 |
| Policyholders' contract deposits and other funds, net | **917** | 1,043 | **14,050** | 14,345 |
| Reserves for unit-linked products, net | **–** | – | **53,675** | 51,188 |
| **Insurance reserves, net** | **47,832** | 44,403 | **145,913** | 147,732 |

| Farmers Management Services | | Other Businesses | | Corporate Center | | Eliminations | | Total | |
|---|---|---|---|---|---|---|---|---|---|
| 06/30/04 | 12/31/03 | 06/30/04 | 12/31/03 | 06/30/04 | 12/31/03 | 06/30/04 | 12/31/03 | 06/30/04 | 12/31/03 |
| 1,980 | 2,219 | 19,238 | 20,761 | 14,865 | 14,644 | (23,531) | (23,098) | 226,229 | 225,747 |
| – | – | – | – | – | – | – | – | 22,298 | 21,980 |
| 432 | 429 | 3,120 | 3,423 | 541 | 385 | (4,276) | (3,642) | 22,069 | 22,670 |
| – | – | 1,791 | 1,931 | 55 | 51 | (65) | (66) | 3,374 | 3,608 |
| – | – | 78 | 100 | – | 1 | (3) | (3) | 11,975 | 11,784 |
| – | – | 62 | 64 | 7 | 7 | – | – | 716 | 779 |
| 1,046 | 1,067 | – | – | – | – | – | – | 2,019 | 2,092 |
| 701 | 767 | 3,506 | 4,432 | 1,579 | 2,196 | (2,095) | (3,261) | 27,664 | 28,982 |
| 4,159 | 4,482 | 27,795 | 30,711 | 17,047 | 17,284 | (29,970) | (30,070) | 316,344 | 317,642 |
| – | – | 7,184 | 7,741 | 654 | 715 | (2,775) | (2,882) | 52,457 | 51,068 |
| – | – | 365 | 481 | 229 | 115 | (476) | (253) | 15,891 | 13,944 |
| – | – | 2,079 | 2,065 | 576 | 674 | (721) | (425) | 81,154 | 85,211 |
| – | – | 3,241 | 3,194 | – | – | (315) | (373) | 21,618 | 22,007 |
| – | – | – | – | – | – | – | – | 53,675 | 51,188 |
| – | – | 12,869 | 13,481 | 1,459 | 1,504 | (4,287) | (3,933) | 224,795 | 223,418 |
| – | – | – | – | – | – | – | – | 22,378 | 22,063 |
| – | – | 5,511 | 6,321 | – | – | (1,290) | (360) | 4,221 | 5,961 |
| – | – | 151 | 191 | 14,571 | 14,288 | (21,082) | (21,324) | 2,322 | 2,360 |
| – | 429 | – | – | 3,508 | 3,398 | (1,104) | (1,412) | 2,404 | 2,415 |
| 1,269 | 1,379 | 8,559 | 9,836 | 2,134 | 1,706 | (2,207) | (3,041) | 40,411 | 41,522 |
| 1,269 | 1,808 | 27,090 | 29,829 | 21,672 | 20,896 | (29,970) | (30,070) | 296,531 | 297,739 |
| – | – | 14 | 219 | 409 | 413 | – | – | 766 | 969 |
| 2,890 | 2,674 | 691 | 663 | (5,034) | (4,025) | – | – | 19,047 | 18,934 |
| – | – | 4,476 | 4,731 | 207 | 219 | (5) | (5) | 38,523 | 37,013 |
| – | – | 290 | 390 | 3 | 9 | 43 | 44 | 13,490 | 11,787 |
| (195) | (194) | 1,804 | 1,801 | 539 | 577 | 8 | 5 | 80,260 | 84,336 |
| (237) | (235) | 3,222 | 3,175 | – | – | (58) | (120) | 17,894 | 18,208 |
| – | – | – | – | – | – | – | – | 53,675 | 51,188 |
| (432) | (429) | 9,792 | 10,097 | 749 | 805 | (12) | (76) | 203,842 | 202,532 |

*Table 13.3*
**Premiums, revenues and assets by geographical segment**
in USD millions

| | Gross written premiums and policy fees six months ended | | Revenues six months ended | | Assets as of | |
|---|---|---|---|---|---|---|
| | **06/30/04** | 06/30/03 | **06/30/04** | 06/30/03 | **06/30/04** | 12/31/03 |
| North America Corporate | **8,042** | 7,838 | **5,524** | 4,870 | **39,029** | 36,549 |
| North America Consumer | **1,951** | 2,202 | **2,990** | 3,353 | **14,773** | 14,671 |
| Continental Europe | **10,379** | 10,429 | **10,361** | 9,734 | **107,734** | 113,070 |
| UKISA | **4,511** | 4,216 | **6,338** | 6,403 | **104,919** | 100,059 |
| Rest of the World | **1,482** | 1,403 | **1,180** | 1,061 | **10,244** | 10,429 |
| Centrally Managed Businesses | **1,449** | 1,691 | **1,942** | 1,921 | **58,217** | 61,573 |
| Eliminations | **(1,402)** | (1,808) | **(415)** | (269) | **(18,572)** | (18,709) |
| **Total** | **26,412** | 25,971 | **27,920** | 27,073 | **316,344** | 317,642 |

# Review Report by the Group Auditors

**To the Board of Directors of Zurich Financial Services, Zurich**

We have reviewed the half year consolidated financial information (operating statement, balance sheet, statement of cash flows, statement of shareholders' equity and notes on pages 1 to 20) of Zurich Financial Services for the six months ended June 30, 2004.

The financial information is the responsibility of the Board of Directors. Our responsibility is to issue a report on the half year consolidated financial information based on our review.

Our review was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that a review be planned and performed to obtain moderate assurance about whether the half year consolidated financial information is free from material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated financial information has not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers AG

R Marshall W Eriksen-Grundbacher

Zurich, August 18, 2004

# Half Year Results Reporting 2004
# Financial Highlights



The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2004 and 2003 and the financial positions as of June 30, 2004 and December 31, 2003. The 2003 amounts have been restated following the adoption of new accounting standards in 2003 and 2004. Certain prior year balances have also been reclassified to conform to the 2004 presentation.

**Consolidated operating statements**

| in USD millions, for the six months ended June 30 | **2004** | 2003 | Change |
|---|---|---|---|
| *Gross written premiums and policy fees* | **26,412** | 25,971 | 2% |
| Net investment result | **5,533** | 5,455 | 1% |
| Business operating profit | **1,948** | 1,326 | 47% |
| Net income | **1,448** | 752 | 93% |

**Consolidated balance sheets**

| in USD millions, as of | **06/30/04** | 12/31/03 | Change |
|---|---|---|---|
| Total investments | **226,229** | 225,747 | – |
| *Insurance reserves, gross* | **224,795** | 223,418 | 1% |
| Senior and subordinated debt | **4,726** | 4,775 | (1%) |
| Total shareholders' equity | **19,047** | 18,934 | 1% |

**General Insurance key performance indicators**

| for the six months ended June 30 | **2004** | 2003 | Change |
|---|---|---|---|
| Business operating profit (in USD millions) | **1,302** | 953 | 37% |
| Combined ratio | **96.7%** | 98.8% | 2.1 pts |

**Life Insurance key performance indicators**

| for the six months ended June 30 | **2004** | 2003 | Change |
|---|---|---|---|
| Business operating profit (in USD millions) | **453** | 463 | (2%) |
| New business profit margin (in % of APE) | **9.7%** | 8.2% | 1.5 pts |
| Embedded value operating return, after tax | **5.2%** | 5.8% | (0.6 pts) |

**Return on common stockholders' equity**

| for the periods ended | **06/30/04** | 12/31/03 | Change |
|---|---|---|---|
| Return on equity, annualized | **16.8%** | 12.1% | 4.7 pts |
| Business operating profit (after tax) return on equity, annualized | **15.1%** | 9.8% | 5.3 pts |

**Per share data**

| for the six months ended June 30 | **2004** | 2003 | Change |
|---|---|---|---|
| Diluted earnings per share (in CHF) | **12.67** | 7.12 | 78% |

**Business operating profit**
in USD millions, for the six months ended June 30


2004
2003
Total 1,948 1,326
General Insurance 1,302 953
Life Insurance 453 463
Farmers Mgmt Services 539 513
Other Businesses (69) (330)
Corporate Center (277) (273)
(500) (250) 0 250 500 750 1,000 1,250 1,500 1,750 2,000

**Net income**
in USD millions, for the six months ended June 30


2004
2003
Total 1,448 752
General Insurance 981 782
Life Insurance 393 382
Farmers Mgmt Services 344 313
Other Businesses (89) (237)
Corporate Center (181) (488)
(600) (400) (200) 0 200 400 600 800 1,000 1,200 1,400 1,600

**General Insurance combined ratio**
for the six months ended June 30


2004
2003
Total¹ 96.7% 98.8%
North America Corporate 97.9% 96.3%
North America Consumer 97.0% 98.5%
Continental Europe 96.0% 99.0%
UKISA 95.8% 97.3%
Rest of the World 94.2% 94.9%
93% 94% 95% 96% 97% 98% 99%

[1] Including Centrally Managed Businesses.

**Life Insurance embedded value operating return, after tax[1]**
for the six months ended June 30


2004
2003
Total 5.2% 5.8%
North America Consumer 5.5% 5.8%
Continental Europe 6.6% 9.7%
UKISA 4.6% 4.1%
Rest of the World 4.6% 5.3%
0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10%

[1] Before foreign currency effects.

rich Financial Services Group

# Ialf Year Results Reporting 2004
# 'inancial Supplement (unaudited)[1]



## le of Contents



formation should be read in conjunction with the Group's half year consolidated financial statements 2004.
n amounts have been restated for implementation of a new accounting standard, and certain reclassifications
een made to conform to the current presentation.

# Operating statements by business segment Q2 2004 – three months (unaudited)

| in USD millions, for the three months ended June 30 | General Insurance 2004 | General Insurance 2003 | Life Insurance 2004 | Life Insurance 2003 | Farmers Management Services 2004 | Farmers Management Services 2003 | Other Businesses 2004 | Other Businesses 2003 | Corporate Center 2004 | Corporate Center 2003 | Eliminations 2004 | Eliminations 2003 | Total 2004 | Total 2003 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | | | | | | | | |
| Direct written premiums and policy fees | **8,191** | 7,827 | **2,593** | 2,829 | – | – | **33** | 10 | **1** | (5) | **7** | 6 | **10,825** | 10,667 |
| Assumed written premiums | **1,274** | 1,725 | **24** | 15 | – | – | **266** | 384 | **185** | 171 | **(434)** | (377) | **1,315** | 1,918 |
| Gross written premiums and policy fees | **9,465** | 9,552 | **2,617** | 2,844 | – | – | **299** | 394 | **186** | 166 | **(427)** | (371) | **12,140** | 12,585 |
| Less premiums ceded to reinsurers | **(2,156)** | (2,154) | **(194)** | (204) | – | – | **(20)** | (16) | **(183)** | (161) | **427** | 371 | **(2,126)** | (2,164) |
| Net written premiums and policy fees | **7,309** | 7,398 | **2,423** | 2,640 | – | – | **279** | 378 | **3** | 5 | – | – | **10,014** | 10,421 |
| Net change in reserves for unearned premiums | **5** | (208) | **6** | 6 | – | – | **91** | 3 | **2** | 1 | – | – | **104** | (198) |
| Net earned premiums and policy fees | **7,314** | 7,190 | **2,429** | 2,646 | – | – | **370** | 381 | **5** | 6 | – | – | **10,118** | 10,223 |
| Management fees | – | – | **4** | 49 | **495** | 467 | **8** | 5 | **2** | 1 | **(2)** | (2) | **507** | 520 |
| Net investment income | **579** | 500 | **1,575** | 1,502 | **19** | 25 | **209** | 253 | **183** | 97 | **(214)** | (206) | **2,351** | 2,171 |
| Net capital gains/(losses) on investments and impairments | **4** | 266 | **128** | 3,638 | – | – | **(88)** | 134 | **129** | (27) | – | – | **173** | 4,011 |
| Net (loss)/gain on divestments of businesses | **(12)** | (32) | **4** | – | – | – | **(1)** | 27 | **(2)** | – | – | – | **(11)** | (5) |
| Other income | **147** | 140 | **192** | 184 | – | – | **53** | 86 | **131** | 72 | **(112)** | (65) | **411** | 417 |
| **Total revenues** | **8,032** | 8,064 | **4,332** | 8,019 | **514** | 492 | **551** | 886 | **448** | 149 | **(328)** | (273) | **13,549** | 17,337 |
| **Benefits, losses and expenses** | | | | | | | | | | | | | | |
| Losses and loss adjustment expenses | **5,257** | 5,299 | **(11)** | 20 | – | – | **304** | 342 | **36** | 125 | **(123)** | (42) | **5,463** | 5,744 |
| Life insurance death and other benefits | **19** | 71 | **2,471** | 2,144 | – | – | **146** | 141 | **4** | 14 | **119** | 34 | **2,759** | 2,404 |
| (Decrease)/increase in future life policyholders' benefits | **4** | 3 | **(148)** | 600 | – | – | **(55)** | 87 | **(49)** | (75) | **(1)** | 1 | **(249)** | 616 |
| Insurance benefits and losses | **5,280** | 5,373 | **2,312** | 2,764 | – | – | **395** | 570 | **(9)** | 64 | **(5)** | (7) | **7,973** | 8,764 |
| Policyholder dividends and participation in profits | **2** | 5 | **607** | 3,734 | – | – | **3** | 128 | – | (111) | – | – | **612** | 3,756 |
| Underwriting and policy acquisition costs | **1,286** | 1,262 | **591** | 238 | – | – | **80** | 99 | **3** | (1) | – | – | **1,960** | 1,598 |
| Administrative and other operating expenses | **676** | 688 | **305** | 351 | **231** | 206 | **90** | 165 | **231** | 91 | **(97)** | (56) | **1,436** | 1,445 |
| Amortization of intangible assets | **24** | 28 | **48** | 33 | **23** | 23 | **2** | 2 | **2** | 43 | – | – | **99** | 129 |
| Interest expense on debt | **45** | 45 | **9** | 12 | – | 10 | **24** | 52 | **187** | 171 | **(190)** | (178) | **75** | 112 |
| Interest credited to policyholders and other interest | **40** | 30 | **193** | 258 | **(3)** | – | **32** | 68 | **6** | 5 | **(36)** | (32) | **232** | 329 |
| **Total benefits, losses and expenses** | **7,353** | 7,431 | **4,065** | 7,390 | **251** | 239 | **626** | 1,084 | **420** | 262 | **(328)** | (273) | **12,387** | 16,133 |
| **Net income/(loss) before income taxes and minority interests** | **679** | 633 | **267** | 629 | **263** | 253 | **(75)** | (198) | **28** | (113) | – | – | **1,162** | 1,204 |
| **Net income/(loss)** | **523** | 459 | **173** | 411 | **167** | 155 | **(105)** | (205) | **(40)** | (186) | – | – | **718** | 634 |
| **Business operating profit** | **681** | 397 | **232** | 304 | **263** | 253 | **(70)** | (297) | **(128)** | (93) | – | – | **978** | 564 |

# Statistical data per region – General Insurance Q2 2004 – three months (unaudited)

| in USD millions, for the three months ended June 30 | North America Corporate | | North America Consumer | | Continental Europe | | UKISA | | Rest of the World | | Centrally Managed Businesses | | Eliminations | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| Gross written premiums and policy fees | **4,029** | 4,029 | **851** | 1,132 | **2,048** | 2,086 | **2,094** | 1,935 | **577** | 480 | **117** | 150 | **(251)** | (260) | **9,465** | 9,552 |
| Net earned premiums and policy fees | **2,601** | 2,227 | **691** | 1,220 | **2,273** | 2,124 | **1,367** | 1,243 | **351** | 288 | **31** | 88 | **–** | – | **7,314** | 7,190 |
| Insurance benefits and losses | **2,084** | 1,700 | **404** | 778 | **1,619** | 1,578 | **1,016** | 916 | **193** | 163 | **(36)** | 238 | **–** | – | **5,280** | 5,373 |
| Policyholder dividends and participation in profits | **1** | 2 | **–** | – | **–** | – | **–** | – | **1** | 3 | **–** | – | **–** | – | **2** | 5 |
| Total net technical expenses | **509** | 443 | **257** | 422 | **536** | 502 | **299** | 269 | **137** | 110 | **29** | 17 | **–** | – | **1,767** | 1,763 |
| Net underwriting result | **7** | 82 | **30** | 20 | **118** | 44 | **52** | 58 | **20** | 12 | **38** | (167) | **–** | – | **265** | 49 |
| Net investment income | **182** | 144 | **25** | 23 | **168** | 176 | **142** | 93 | **19** | 20 | **55** | 45 | **(12)** | (1) | **579** | 500 |
| Net capital gains/(losses) on investments and impairments | **–** | 139 | **–** | (2) | **1** | 118 | **(3)** | 1 | **6** | 10 | **–** | – | **–** | – | **4** | 266 |
| Net non-technical result | **(28)** | 8 | **(1)** | – | **(71)** | (74) | **(44)** | (50) | **–** | 1 | **(37)** | (68) | **12** | 1 | **(169)** | (182) |
| **Net income/(loss) before income taxes and minority interests** | **161** | 373 | **54** | 41 | **216** | 264 | **147** | 102 | **45** | 43 | **56** | (190) | **–** | – | **679** | 633 |
| **Net income/(loss)** | **156** | 279 | **48** | 34 | **167** | 216 | **67** | 69 | **25** | 30 | **60** | (169) | **–** | – | **523** | 459 |
| **Business operating profit** | **161** | 234 | **55** | 41 | **247** | 171 | **148** | 132 | **36** | 33 | **34** | (214) | **–** | – | **681** | 397 |

# Statistical data per region – Life Insurance
# Q2 2004 – three months (unaudited)

| in USD millions, for the three months ended June 30 | North America Consumer | | Continental Europe | | UKISA | | Rest of the World | | Centrally Managed Businesses | | Eliminations | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| Gross written premiums, policy fees and insurance deposits | **284** | 792 | **1,990** | 2,269 | **1,922** | 1,399 | **289** | 409 | **249** | – | **(2)** | (4) | **4,732** | 4,865 |
| Gross written premiums and policy fees | **139** | 321 | **1,602** | 1,813 | **622** | 509 | **176** | 204 | **80** | – | **(2)** | (3) | **2,617** | 2,844 |
| Net earned premiums and policy fees | **106** | 174 | **1,574** | 1,790 | **571** | 495 | **162** | 187 | **16** | – | **–** | – | **2,429** | 2,646 |
| Management fees | **–** | – | **1** | – | **–** | 47 | **3** | 2 | **–** | – | **–** | – | **4** | 49 |
| Net investment income | **95** | 175 | **712** | 732 | **723** | 564 | **35** | 31 | **10** | – | **–** | – | **1,575** | 1,502 |
| Net capital gains/(losses) on investments and impairments | **(3)** | (13) | **4** | 353 | **129** | 3,278 | **6** | 20 | **(8)** | – | **–** | – | **128** | 3,638 |
| Other income (incl. net gain on divestments of businesses) | **1** | 26 | **100** | 109 | **62** | 40 | **21** | 10 | **12** | – | **–** | (1) | **196** | 184 |
| **Total revenues** | **199** | 362 | **2,391** | 2,984 | **1,485** | 4,424 | **227** | 250 | **30** | – | **–** | (1) | **4,332** | 8,019 |
| Insurance benefits and losses | **55** | 76 | **1,785** | 2,072 | **340** | 474 | **118** | 142 | **14** | – | **–** | – | **2,312** | 2,764 |
| Policyholder dividends and participation in profits | **1** | 2 | **(37)** | 320 | **635** | 3,399 | **7** | 13 | **1** | – | **–** | – | **607** | 3,734 |
| Underwriting and policy acquisition costs | **18** | 22 | **301** | 144 | **221** | 30 | **40** | 42 | **11** | – | **–** | – | **591** | 238 |
| Administrative and other operating expenses | **16** | 49 | **105** | 93 | **125** | 174 | **41** | 36 | **18** | – | **–** | (1) | **305** | 351 |
| Amortization of intangible assets | **4** | 11 | **15** | 15 | **27** | 5 | **2** | 2 | **–** | – | **–** | – | **48** | 33 |
| Interest expense on debt and other interest | **43** | 108 | **123** | 129 | **33** | 30 | **–** | 3 | **3** | – | **–** | – | **202** | 270 |
| **Total benefits, losses and expenses** | **137** | 268 | **2,292** | 2,773 | **1,381** | 4,112 | **208** | 238 | **47** | – | **–** | (1) | **4,065** | 7,390 |
| **Net income/(loss) before income taxes and minority interests** | **62** | 94 | **99** | 211 | **104** | 312 | **19** | 12 | **(17)** | – | **–** | – | **267** | 629 |
| **Net income/(loss)** | **40** | 69 | **73** | 195 | **59** | 139 | **13** | 8 | **(12)** | – | **–** | – | **173** | 411 |
| **Business operating profit** | **64** | 107 | **100** | 65 | **60** | 124 | **15** | 8 | **(7)** | – | **–** | – | **232** | 304 |

# Statistical data per region – General Insurance: Continental Europe by subregion Q2 2004 year-to-date (unaudited)

| | Switzerland | | Germany | | Spain | | Italy | | Rest of Europe | | Continental Europe Corporate | | Eliminations | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in USD millions, for the six months ended June 30 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| Gross written premiums and policy fees | **1,158** | 1,079 | **1,896** | 1,684 | **822** | 676 | **766** | 665 | **883** | 1,252 | **2,064** | 1,542 | **(1,089)** | (854) | **6,500** | 6,044 |
| Net earned premiums and policy fees | **806** | 780 | **1,074** | 955 | **414** | 413 | **631** | 502 | **653** | 656 | **873** | 751 | **–** | – | **4,451** | 4,057 |
| Net underwriting result | **22** | (27) | **69** | 49 | **23** | 8 | **39** | 17 | **(36)** | (4) | **62** | (3) | **–** | 1 | **179** | 41 |
| **Business operating profit** | **75** | 56 | **125** | 104 | **51** | 34 | **72** | 43 | **(6)** | 51 | **95** | 1 | **–** | – | **412** | 289 |
| *Ratios, as % of net earned premiums and policy fees:* | | | | | | | | | | | | | | | | |
| Loss ratio | **71.9%** | 76.8% | **70.7%** | 71.7% | **70.3%** | 73.7% | **71.8%** | 71.9% | **79.6%** | 73.8% | **70.7%** | 79.0% | **n/a** | n/a | **72.3%** | 74.6% |
| Expense ratio[1] | **25.5%** | 26.7% | **22.9%** | 23.1% | **24.2%** | 24.4% | **22.1%** | 24.8% | **25.7%** | 26.8% | **22.3%** | 21.4% | **n/a** | n/a | **23.7%** | 24.4% |
| **Combined ratio** | **97.4%** | 103.5% | **93.6%** | 94.8% | **94.5%** | 98.1% | **93.9%** | 96.7% | **105.3%** | 100.6% | **93.0%** | 100.4% | **n/a** | n/a | **96.0%** | 99.0% |

[1] Including policyholder dividends and participation in profits.

# Statistical data per region – Life Insurance: Continental Europe by subregion Q2 2004 year-to-date (unaudited)

| ı USD millions, for the six months ended June 30 | Switzerland 2004 | 2003 | Germany 2004 | 2003 | Spain 2004 | 2003 | Italy 2004 | 2003 | Rest of Europe 2004 | 2003 | Eliminations 2004 | 2003 | Total 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ;ross written premiums and policy fees | **1,658** | 2,193 | **1,772** | 1,659 | **116** | 107 | **199** | 176 | **134** | 250 | – | – | **3,879** | 4,385 |
| let earned premiums and policy fees | **1,649** | 2,185 | **1,727** | 1,631 | **102** | 101 | **204** | 184 | **120** | 233 | – | – | **3,802** | 4,334 |
| let investment income | **421** | 433 | **754** | 664 | **74** | 66 | **104** | 92 | **59** | 174 | – | – | **1,412** | 1,429 |
| **;usiness operating profit** | **83** | 76 | **22** | 1 | **15** | 14 | **12** | 14 | **32** | 29 | – | – | **164** | 134 |

# Further statistical data (unaudited)

**Centre contribution to operating statements (summarized, unaudited)**
**Q2 2004 year-to-date**

| in USD millions, for the six months ended June 30 | 2004 | 2003 |
|---|---|---|
| ***Revenues*** | | |
| Net earned premiums and policy fees | **592** | 638 |
| Net investment income | **189** | 298 |
| Net capital gains on investments and impairments | **(23)** | 154 |
| Other income (incl. net gain on divestments of businesses) | **92** | 68 |
| **Total revenues** | **850** | 1,158 |
| **Benefits, losses and expenses** | | |
| Insurance benefits and losses | **466** | 796 |
| Policyholder dividends and participation in profits | **48** | 221 |
| Underwriting and policy acquisition costs | **184** | 174 |
| Other expenses | **227** | 242 |
| **Total benefits, losses and expenses** | **925** | 1,433 |
| **Net income / (loss) before income taxes and minority interests** | **(75)** | (275) |
| **Net income / (loss)** | **(83)** | (287) |
| **Business operating profit** | **(79)** | (328) |

**Centre contribution to balance sheets (summarized, unaudited)**

| in USD millions, as of | 06/30/04 | 12/31/03 |
|---|---|---|
| Total investments | **8,263** | 8,480 |
| Reinsurance assets | **539** | 618 |
| Deposits made under assumed reinsurance contracts | **1,299** | 1,310 |
| Other segment assets | **938** | 982 |
| **Total segment assets after consolidation of investments in subsidiaries** | **11,039** | 11,390 |
| Insurance reserves, gross | **7,715** | 8,190 |
| Total debt | **813** | 597 |
| Other segment *liabilities* | **2,369** | 2,451 |
| **Total segment liabilities** | **10,897** | 11,238 |
| Minority interests | **8** | 7 |
| **Segment equity** | **134** | 145 |

**Foreign exchange impact on key financial figures – General Insurance (unaudited)**

| for the six months ended June 30, 2004<br>variance over six months ended June 30, 2003 | % change in local currency | FX impact | % change in USD |
|---|---|---|---|
| Gross written premiums and policy fees | **1%** | **5%** | **6%** |
| Net investment income | **10%** | **7%** | **17%** |
| Net capital gains/(losses) on investments and impairments | **(51%)** | **–** | **(51%)** |
| Insurance benefits and losses | **3%** | **5%** | **8%** |

**Foreign exchange impact on key financial figures – Life Insurance (unaudited)**

| for the six months ended June 30, 2004<br>variance over six months ended June 30, 2003 | % change in local currency | FX impact | % change in USD |
|---|---|---|---|
| Gross written premiums, policy fees and insurance deposits | **(11%)** | **9%** | **(2%)** |
| Insurance deposits | **–** | **10%** | **10%** |
| Gross written premiums and policy fees | **(18%)** | **8%** | **(10%)** |
| Net investment income | **(8%)** | **9%** | **1%** |
| Net capital gains/(losses) on investments and impairments | **(19%)** | **10%** | **(9%)** |
| Insurance benefits and losses | **(22%)** | **7%** | **(15%)** |

# Reconciliation of net income and business operating profit by business segment Q2 2004 year-to-date (unaudited)

| USD millions, for the six months ended June 30 | General Insurance | | Life Insurance | | Farmers Management Services | | Other Businesses | | Corporate Center | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| et income/(loss) | **981** | 782 | **393** | 382 | **344** | 313 | **(89)** | (237) | **(181)** | (488) | **1,448** | 752 |
| *djusted for:* | | | | | | | | | | | | |
| et capital (gains)/losses on investments and impairments, excluding capital markets and banking activities | **(92)** | (187) | **(850)** | (932) | **(1)** | 2 | **23** | (156) | **(90)** | 213 | **(1,010)** | (1,060) |
| olicyholder allocation of net capital gains/(losses) including unit-linked products | **–** | – | **805** | 908 | **–** | – | **(29)** | 102 | **–** | – | **776** | 1,010 |
| ax expense/(benefit), adjusting for life policyholder tax | **367** | 332 | **141** | 105 | **206** | 198 | **24** | 11 | **(8)** | 2 | **730** | 648 |
| et loss/(gain) on divestments of businesses | **46** | 26 | **(36)** | – | **–** | – | **2** | (27) | **2** | – | **14** | (1) |
| ealized (gain) on sale of non-operating assets | **–** | – | **–** | – | **(10)** | – | **–** | – | **–** | – | **(10)** | – |
| estructuring provision | **–** | – | **–** | – | **–** | – | **–** | (23) | **–** | – | **–** | (23) |
| **usiness operating profit** | **1,302** | 953 | **453** | 463 | **539** | 513 | **(69)** | (330) | **(277)** | (273) | **1,948** | 1,326 |

# Additional information

**Effect of new accounting standards and adjustments implemented in 2003 and 2004**

As described in the Annual Report 2003 (note 3), two new accounting standards were implemented in 2003 relating to share-based payment transactions ("IFRS 2" previously referred to as "ED 2") and the separation of certain embedded derivative-linked components of reinsurance contracts ("DIG B36"). In 2004, SOP 03-01 was implemented as discussed in note 3 of the Half Year Report 2004. Net income for the half year 2003 was restated as summarized in the table below.

**Adjustments to net income as published for the six months ended June 30, 2003**
in USD millions

| | |
|---|---|
| Net income, as published for the six months ended June 30, 2003 | 701 |
| Implementation of new accounting standards in 2003 (IFRS 2, DIG B36)[1] | 78 |
| Implementation of new accounting standard in 2004 (SOP 03-01)[2] | (27) |
| **Net income, restated** | 752 |

[1] As discussed in note 3 of the Annual Report 2003.
[2] As discussed in note 3 of the Half Year Report 2004.

Business operating profit, as disclosed in 2003, has been restated for the half year of 2003 by USD 62 million recognizing the impact on net income of IFRS 2 and DIG B36 that were implemented in 2003, and by USD (29) million for SOP 03-01 implemented in 2004. In addition, the policyholder allocation of net capital gains on investments was adjusted by USD 25 million. These changes together with other minor adjustments have resulted in an increase of USD 61 million in business operating profit to USD 1,326 million compared with the previously published USD 1,265 million. From January 1, 2004, the method for calculating the return on business operating profit was changed so that an effective tax rate is used whereas in prior periods an assumed tax rate of 30% has been applied.

**Adjustments to business operating profit as published for the six months ended June 30, 2003**
in USD millions

| | |
|---|---|
| Business operating profit, as published for the six months ended June 30, 2003 | 1,265 |
| Implementation of new accounting standards in 2003 (IFRS 2, DIG B36)[1] | 62 |
| Implementation of new accounting standard in 2004 (SOP 03-01)[2] | (29) |
| Policyholder allocations | 25 |
| Effects of segment shifts | 3 |
| **Business operating profit, restated** | 1,326 |

[1] As discussed in note 3 of the Annual Report 2003.
[2] As discussed in note 3 of the Half Year Report 2004.

**Equity securities (including trading equity portfolios in capital markets and banking activities)**

| | Group investments | | | |
|---|---|---|---|---|
| | 06/30/04 | | 12/31/03 | |
| as of | USD millions | % of total | USD millions | % of total |
| Common stocks, including equity unit trusts | **9,340** | **5.4%** | 11,319 | 6.4% |
| Unit-trusts (debt securities, real estate, short-term investments) | **2,178** | **1.3%** | 2,270 | 1.4% |
| Common stock portfolios backing the participating *with-profit policyholder contracts* | **1,645** | **0.9%** | 1,599 | 0.9% |
| Trading equity portfolios in capital markets and banking activities | **2,840** | **1.6%** | 4,303 | 2.4% |
| **Total** | **16,003** | **9.2%** | 19,491 | 11.1% |

ZURICH
FINANCIAL SERVICES

# Half Year Results Reporting 2004

Zurich, August 19, 2004



# Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted, that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results. Persons requiring advice should consult an independent adviser.

# Agenda

| | |
|---|---|
| • Introduction and Overview | James J. Schiro |
| • Half year results 2004 | Patrick O'Sullivan |
| • Q&A | |

ZURICH
FINANCIAL SERVICES

# Introduction and Overview

James J. Schiro
Chief Executive Officer

August 19, 2004

# Financial highlights

| in USD millions | HY 2004 | HY 2003[1] | Change |
|---|---|---|---|
| Gross written premiums and policy fees | 26,412 | 25,971 | 2% |
| Business operating profit | 1,948 | 1,326 | 47% |
| Net income | 1,448 | 752 | 93% |
| ROE, annualized | 16.8%[2] | 12.1%[3] | 4.7pts |
| Business operating profit ROE, annualized | 15.1%[2] | 9.8%[3] | 5.3pts |
| General Insurance combined ratio | 96.7% | 98.8% | 2.1pts |
| Life new business profit margin (as % of APE) | 9.7% | 8.2% | 1.5pts |

1 Restated as discussed in note 3 of the half year consolidated financial statements
2 Based on the six months ended June 30, 2004
3 For the year ended December 31, 2003

ZURICH
FINANCIAL SERVICES

# Half year results 2004

Patrick O'Sullivan
Group Finance Director

August 19, 2004

# General Insurance key performance indicators

## Business Operating Profit

| in USD millions | HY 2004 | HY 2003 | Change |
|---|---|---|---|
| NA Corporate | 405 | 468 | -13% |
| NA Consumer | 92 | 57 | 61% |
| Continental Europe | 412 | 289 | 43% |
| UKISA | 322 | 224 | 44% |
| Rest of World | 85 | 68 | 25% |
| Centrally Managed Businesses | -14 | -153 | 91% |
| Total | 1,302 | 953 | 37% |

## Combined ratio (%)



Total[1]
98.8
96.7
NA Corp.
96.3
97.9
NA Cons.
98.5
97.0
Cont. Eur.
99.0
96.0
UKISA
97.3
95.8
Rest of World
94.9
94.2
90.0
95.0
100.0
HY 2003
HY 2004


[1] Including Centrally Managed Businesses

# Insurance reserves development

| in USD millions | 2004 |
|---|---|
| Reserves for losses and LAE, net, as of January 1 | 37,013 |
| Net losses and loss adjustment expenses incurred | |
| Current year | 10,219 |
| Prior periods | 656 |
| Net losses and loss adjustment expenses paid | -8,451 |
| Other movements (FX and divestments) | -914 |
| Reserves for losses and LAE, net, as of June 30 | 38,523 |

# Life Insurance key EV performance indicators

## EV operating profit

| in USD millions | HY 2004 | HY 2003 | Change |
|---|---|---|---|
| NA Consumer | 120 | 184 | -35% |
| Continental Europe | 139 | 187 | -26% |
| UKISA | 260 | 176 | 48% |
| Rest of World | 34 | 36 | -6% |
| Total | 553 | 583 | -5% |

## New business margin[1]



Total
8.2
9.7
NA
Cons.
27.5
56.9
Cont
Europe
5.5
9.5
UKISA
7.4
7.0
Rest of
World
1.9
-1.0
-5
0
5
60
HY 2003
HY 2004


[1] In % of APE (Annual Premiums Equivalent)

# Business operating profit by segment

| in USD millions | HY 2004 | HY 2003[1] | Change |
|---|---|---|---|
| General Insurance | 1,302 | 953 | 37% |
| Life Insurance | 453 | 463 | -2% |
| Farmers Management Services | 539 | 513 | 5% |
| Other Businesses | -69 | -330 | 79% |
| *of which: Centre* | *-79* | *-328* | *76%* |
| Corporate Center | -277 | -273 | -1% |
| Total | 1,948 | 1,326 | 47% |

[1] Certain reclassifications have been made to prior year amounts to conform to the current year presentation

# Shareholders' equity

in USD millions


21'000
20'000
19'000
18'000
19,384
- 450
18,934
1,448
-351
-226
-758
19,047
Balance as of Dec 31, 2003
SOP 03-01 implement.
Restated Balance as of Dec 31, 2003
Net income
Nominal value reduction and other[1]
Legal quote impact in Switzerland
Change in net unreal. gains on investments[2]
Balance as of Jun 30, 2004

1 Includes translation adjustments, dividends on preferred securities, treasury stock & share-based payment transactions

2 Excluding translation adjustments

ZURICH
FINANCIAL SERVICES

# Half Year Results Reporting 2004

## Q&A

ZURICH
FINANCIAL SERVICES

# Half Year Results Reporting 2004

## Appendix

# Farmers P&C Group Companies[1] (1/3)

| in USD millions | HY 2004 | HY 2003 |
|---|---|---|
| Gross written premiums | 7,083 | 6,908 |
| Net underwriting gain | 67.6 | (174.8) |
| Net surplus change (YTD) | 231.3 | 70.5 |
| 12-month gain | 372.0 | |
| Ending Surplus | 3,915.6 | 3,543.6 |
| Surplus Ratio | 37.0% | 35.6% |



4'000
3'800
3'600
3'400
3'200
40.0%
38.0%
36.0%
34.0%
32.0%
30.0%
2001
2002
2003
YTD 2004
Surplus
Surplus ratio


[1] Zurich Financial Services has no ownership interest in the Farmers P&C Group Companies. Farmers Group, Inc., a wholly owned subsidiary of the Group, provides management services to the Farmers P&C Group Companies and receives a fee for its services

# Farmers P&C Group Companies (2/3)

| Combined ratio by line of business | HY 2004 | HY 2003 | Change |
|---|---|---|---|
| Auto | 100.8% | 99.0% | -1.8pts |
| Homeowners | 84.8% | 97.9% | 13.1pts |
| Commercial P&C[1] | 100.1% | 104.8% | 4.7pts |
| Specialty | 90.2% | 92.5% | 2.3pts |
| Sub total | 96.6% | 100.1% | 3.5pts |
| Earthquake | 1.1% | 1.5% | 0.4pts |
| Total | 97.7% | 101.6% | 3.9pts |
| Adjusted combined ratio[2] | 90.7% | 94.7% | 4.0pts |

[1] Excludes earthquake losses before quota share treaties
[2] Adjusted for profit portion of management fees

# Farmers P&C Group Companies (3/3)

## Quarterly Combined Ratio


125%
120%
115%
110%
105%
100%
95%
90%
Californian Wildfires
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
2001
2002
2003
2004

ZURICH
FINANCIAL SERVICES

# Half Year Results Reporting 2004



Zurich, August 19, 2004

# Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted, that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results. Persons requiring advice should consult an independent adviser.

# Agenda

| | |
|---|---|
| • Introduction and Overview | James J. Schiro |
| • Half year results 2004 | Patrick O'Sullivan |
| • Q&A | |

ZURICH
FINANCIAL SERVICES

# Introduction and Overview

James J. Schiro
Chief Executive Officer

August 19, 2004

# Financial highlights

| in USD millions | HY 2004 | HY 2003[1] | Change |
|---|---|---|---|
| Gross written premiums and policy fees | 26,412 | 25,971 | 2% |
| Business operating profit | 1,948 | 1,326 | 47% |
| Net income | 1,448 | 752 | 93% |
| ROE, annualized | 16.8%[2] | 12.1%[3] | 4.7pts |
| Business operating profit ROE, annualized | 15.1%[2] | 9.8%[3] | 5.3pts |
| General Insurance combined ratio | 96.7% | 98.8% | 2.1pts |
| Life new business profit margin (as % of APE) | 9.7% | 8.2% | 1.5pts |

1 Restated as discussed in note 3 of the half year consolidated financial statements
2 Based on the six months ended June 30, 2004
3 For the year ended December 31, 2003

# US tort burden tops the list…

## Tort awards in percent of GDP, 1998 (latest available data)



UK
Switzerland
Spain
Germany
Italy
US
0.6%
0.9%
1.0%
1.3%
1.7%
1.9%
2.4% by 2005
0%
0.4%
0.8%
1.2%
1.6%
2.0%
2.4%


Source: Tillinghast-Towers Perrin

# … and is inefficient to boot

## More than half of the tort dollar never reaches the victim



Defense Costs
16%
Claimants' Attorney Fees
17%
Economic Loss Awards
20%
Administration
25%
Non-Economic Loss Awards
22%

ZURICH
FINANCIAL SERVICES

# Half year results 2004

Patrick O'Sullivan
Group Finance Director

August 19, 2004

# General Insurance key performance indicators

## Business Operating Profit

| in USD millions | HY 2004 | HY 2003 | Change |
|---|---|---|---|
| NA Corporate | 405 | 468 | -13% |
| NA Consumer | 92 | 57 | 61% |
| Continental Europe | 412 | 289 | 43% |
| UKISA | 322 | 224 | 44% |
| Rest of World | 85 | 68 | 25% |
| Centrally Managed Businesses | -14 | -153 | 91% |
| Total | 1,302 | 953 | 37% |

## Combined ratio (%)



Total[1]
98.8
96.7
NA Corp.
96.3
97.9
NA Cons.
98.5
97.0
Cont. Eur.
99.0
96.0
UKISA
97.3
95.8
Rest of World
94.9
94.2
90.0
95.0
100.0
HY 2003
HY 2004


[1] Including Centrally Managed Businesses

# Insurance reserves development

| in USD millions | 2004 |
|---|---|
| Reserves for losses and LAE, net, as of January 1 | 37,013 |
| Net losses and loss adjustment expenses incurred | |
| Current year | 10,219 |
| Prior periods | 656 |
| Net losses and loss adjustment expenses paid | -8,451 |
| Other movements (FX and divestments) | -914 |
| Reserves for losses and LAE, net, as of June 30 | 38,523 |

# Life Insurance key EV performance indicators

## EV operating profit

| in USD millions | HY 2004 | HY 2003 | Change |
|---|---|---|---|
| NA Consumer | 120 | 184 | -35% |
| Continental Europe | 139 | 187 | -26% |
| UKISA | 260 | 176 | 48% |
| Rest of World | 34 | 36 | -6% |
| Total | 553 | 583 | -5% |

## New business margin[1]



Total
8.2
9.7
NA
Cons.
27.5
56.9
Cont
Europe
5.5
9.5
UKISA
7.4
7.0
Rest of
World
1.9
-1.0
-5
0
5
60
HY 2003
HY 2004


[1] In % of APE (Annual Premiums Equivalent)

# Business operating profit by segment

| in USD millions | HY 2004 | HY 2003[1] | Change |
|---|---|---|---|
| General Insurance | 1,302 | 953 | 37% |
| Life Insurance | 453 | 463 | -2% |
| Farmers Management Services | 539 | 513 | 5% |
| Other Businesses | -69 | -330 | 79% |
| *of which: Centre* | *-79* | *-328* | *76%* |
| Corporate Center | -277 | -273 | -1% |
| Total | 1,948 | 1,326 | 47% |

[1] Certain reclassifications have been made to prior year amounts to conform to the current year presentation

ZURICH
FINANCIAL SERVICES

# Half Year Results Reporting 2004

Q&A